

16004024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Verónica Anzures
Ciudad de México 11300
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes __ No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2015 AND 31 DECEMBER 2014

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END
		Amount	Amount
10000000	**TOTAL ASSETS**	**1,966,692,746**	**2,128,368,280**
11000000	**TOTAL CURRENT ASSETS**	**270,738,850**	**283,912,707**
11010000	CASH AND CASH EQUIVALENTS	108,778,120	117,988,528
11020000	SHORT-TERM INVESMENTS	0	0
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0
11020020	TRADING INVESTMENTS	0	0
11020030	HELD-TO-MATURITY INVESTMENTS	0	0
11030000	TRADE RECEIVABLES, NET	49,004,850	59,129,382
11030010	TRADE RECEIVABLES	49,672,733	59,728,006
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-667,883	-598,624
11040000	OTHER RECEIVABLES, NET	33,855,010	55,293,585
11040010	OTHER RECEIVABLES	33,855,010	55,293,585
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
11050000	INVENTORIES	44,286,002	49,938,656
11051000	BIOLOGICAL CURRENT ASSETS	0	0
11060000	OTHER CURRENT ASSETS	34,814,868	1,562,556
11060010	PREPAYMENTS	0	0
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	1,601,106	1,562,556
11060030	ASSETS AVAILABLE FOR SALE	33,213,762	0
11060050	RIGHTS AND LICENSES	0	0
11060060	OTHER	0	0
12000000	**TOTAL NON-CURRENT ASSETS**	**1,695,953,896**	**1,844,455,573**
12010000	ACCOUNTS RECEIVABLE, NET	0	0
12020000	INVESTMENTS	28,470,593	27,429,334
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	24,525,898	22,014,760
12020020	HELD-TO-MATURITY INVESTMENTS	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	3,944,695	5,414,574
12020040	OTHER INVESTMENTS	0	0
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	1,583,531,647	1,783,374,138
12030010	LAND AND BUILDINGS	1,262,503,224	1,298,624,242
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	1,532,502,691	1,711,147,635
12030030	OTHER EQUIPMENT	69,277,780	93,367,670
12030040	ACCUMULATED DEPRECIATION	-1,480,610,209	-1,515,558,153
12030050	CONSTRUCTION IN PROGRESS	199,858,161	195,792,744
12040000	INVESTMENT PROPERTY	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0
12060000	INTANGIBLE ASSETS,NET	73,473,021	22,625,264
12060010	GOODWILL	0	0
12060020	TRADEMARKS	0	0
12060030	RIGHTS AND LICENSES	113,883	109,279
12060031	CONCESSIONS	0	0
12060040	OTHER INTANGIBLE ASSETS	73,359,138	22,515,985
12070000	DEFERRED TAX ASSETS	1,231,863	4,142,618
12080000	OTHER NON-CURRENT ASSETS	9,246,772	6,884,219
12080001	PREPAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
12080020	EMPLOYEE BENEFITS	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	0
12080040	DEFERRED CHARGES	0	0
12080050	OTHER	9,246,772	6,884,219
20000000	**TOTAL LIABILITIES**	**3,106,946,797**	**2,896,089,134**
21000000	**TOTAL CURRENT LIABILITIES**	**442,339,657**	**334,159,347**
21010000	BANK LOANS	132,077,119	108,858,809
21020000	STOCK MARKET LOANS	60,431,549	37,007,408
21030000	OTHER LIABILITIES WITH COST	0	0
21040000	TRADE PAYABLES	158,371,145	116,178,295
21050000	TAXES PAYABLE	51,438,412	42,420,090
21050010	INCOME TAX PAYABLE	37,895,464	11,389,648
21050020	OTHER TAXES PAYABLE	13,542,948	31,030,442
21060000	OTHER CURRENT LIABILITIES	40,021,432	29,694,745

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2015 AND 31 DECEMBER 2014

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END
		Amount	Amount
21060010	INTEREST PAYABLE	0	0
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	27,300,687	17,459,740
21060030	DEFERRED REVENUE	0	0
21060050	EMPLOYEE BENEFITS	0	0
21060060	PROVISIONS	0	0
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
21060080	OTHER	12,720,745	12,235,005
22000000	**TOTAL NON-CURRENT LIABILITIES**	**2,664,607,140**	**2,561,929,787**
22010000	BANK LOANS	194,187,808	151,904,877
22020000	STOCK MARKET LOANS	1,106,685,359	845,479,409
22030000	OTHER LIABILITIES WITH COST	0	0
22040000	DEFERRED TAX LIABILITIES	2,183,870	4,315,942
22050000	OTHER NON-CURRENT LIABILITIES	1,361,550,103	1,560,229,559
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
22050020	DEFERRED REVENUE	0	0
22050040	EMPLOYEE BENEFITS	1,279,385,441	1,474,088,528
22050050	PROVISIONS	73,185,781	78,422,943
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
22050070	OTHER	8,978,881	7,718,088
30000000	**TOTAL EQUITY**	**-1,140,254,051**	**-767,720,854**
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	-1,140,507,429	-768,065,672
30030000	CAPITAL STOCK	194,604,835	134,604,835
30040000	SHARES REPURCHASED	0	0
30050000	PREMIUM ON ISSUANCE OF SHARES	0	0
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CONTRIBUTED CAPITAL	43,730,591	43,730,591
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	-1,073,280,956	-551,806,632
30080010	LEGAL RESERVE	1,002,130	1,002,130
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	-552,808,762	-287,605,549
30080040	NET INCOME FOR THE PERIOD	-521,474,324	-265,203,213
30080050	OTHERS	0	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-305,561,899	-394,594,466
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	-329,801,386	-408,349,268
30090030	FOREING CURRENCY TRANSLATION	30,011,434	16,320,433
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	-5,771,947	-2,565,631
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0
30020000	NON-CONTROLLING INTERESTS	253,378	344,818

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

AT 31 DECEMBER 2015 AND 31 DECEMBER 2014

(Thousand Pesos)

CONSOLIDATED
Final Printing

REF	CONCEPTS	ENDING CURRENT	PREVIOUS YEAR END
		Amount	Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	143,111,604	96,339,237
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	1,013,121,873	752,123,195
91000030	CAPITAL STOCK (NOMINAL)	0	0
91000040	RESTATEMENT OF CAPITAL STOCK	0	0
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	5,228,909	2,993,244
91000060	NUMBER OF EXECUTIVES (*)	0	0
91000070	NUMBER OF EMPLOYEES (*)	138,391	153,085
91000080	NUMBER OF WORKERS (*)	0	0
91000090	OUTSTANDING SHARES (*)	0	0
91000100	REPURCHASED SHARES (*)	0	0
91000110	RESTRICTED CASH (1)	9,246,772	6,884,219
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2015 AND 2014

(Thousand Pesos) **Final Printing**

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	**REVENUE**	**1,166,362,468**	**264,226,690**	**1,586,727,874**	**364,190,086**
40010010	SERVICES	12,912,112	2,720,190	11,438,582	4,856,420
40010020	SALE OF GOODS	1,153,450,356	261,506,500	1,575,289,292	359,333,666
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	0	0	0	0
40010061	CONSTRUCTIONS	0	0	0	0
40010070	OTHER REVENUE	0	0	0	0
40020000	**COST OF SALES**	**1,031,448,702**	**386,762,560**	**865,280,480**	**241,932,873**
40021000	GROSS PROFIT	134,913,766	-122,535,870	721,447,394	122,257,213
40030000	**GENERAL EXPENSES**	**37,378,396**	**-75,345,822**	**143,519,780**	**40,940,781**
40040000	**PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET**	**97,535,370**	**-47,190,048**	**577,927,614**	**81,316,432**
40050000	**OTHER INCOME (EXPENSE), NET**	**601,041**	**95,593**	**37,552,397**	**11,818,548**
40060000	**OPERATING PROFIT (LOSS) (*)**	**98,136,411**	**-47,094,455**	**615,480,011**	**93,134,980**
40070000	FINANCE INCOME	14,923,484	12,506,195	3,014,187	1,241,786
40070010	INTEREST INCOME	14,923,484	12,506,195	3,014,187	1,241,786
40070020	GAIN ON FOREIGN EXCHANGE, NET	0	0	0	0
40070030	GAIN ON DERIVATIVES, NET	0	0	0	0
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER FINANCE INCOME	0	0	0	0
40080000	FINANCE COSTS	243,589,790	41,186,960	137,996,791	89,080,663
40080010	INTEREST EXPENSE	67,770,125	18,942,996	51,559,060	17,792,426
40080020	LOSS ON FOREIGN EXCHANGE, NET	154,369,788	18,100,516	76,999,161	67,493,870
40080030	LOSS ON DERIVATIVES, NET	21,449,877	4,143,448	9,438,570	3,794,367
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER FINANCE COSTS	0	0	0	0
40090000	**FINANCE INCOME (COSTS), NET**	**-228,666,306**	**-28,680,765**	**-134,982,604**	**-87,838,877**
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	2,155,096	-975	34,368	-1,870,561
40110000	**PROFIT (LOSS) BEFORE INCOME TAX**	**-128,374,799**	**-75,776,195**	**480,531,775**	**3,425,542**
40120000	INCOME TAX EXPENSE	393,231,827	93,020,186	746,074,764	121,002,144
40120010	CURRENT TAX	392,006,963	92,174,796	770,372,789	144,751,157
40120020	DEFERRED TAX	1,224,864	845,390	-24,298,025	-23,749,013
40130000	**PROFIT (LOSS) FROM CONTINUING OPERATIONS**	**-521,606,626**	**-168,796,381**	**-265,542,989**	**-117,576,602**
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
40150000	**NET PROFIT (LOSS)**	**-521,606,626**	**-168,796,381**	**-265,542,989**	**-117,576,602**
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-132,302	60,932	-339,776	-132,628
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	-521,474,324	-168,857,313	-265,203,213	-117,443,974

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR ACCUMULATED	CURRENT YEAR QUARTER	PREVIOUS YEAR ACCUMULATED	PREVIOUS YEAR QUARTER
40180000	BASIC EARNINGS (LOSS) PER SHARE	0.00	0	0.00	0.00
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0.00	0	0.00	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2015 AND 2014

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	**NET PROFIT (LOSS)**	**-521,606,626**	**-168,796,381**	**-265,542,989**	**-117,576,602**
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME				
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	78,556,569	78,556,569	-275,962,370	-275,979,916
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME				
40230000	FOREING CURRENCY TRANSLATION	13,723,176	462,649	11,379,657	9,500,532
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	-3,206,316	-302,128	-765,412	-1,550,303
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	**OTHER COMPREHENSIVE INCOME**	**0**	**0**	**0**	**0**
40290000	**TOTAL OTHER COMPREHENSIVE INCOME**	**89,073,429**	**78,717,090**	**-265,348,125**	**-268,029,687**

40300000	**TOTAL COMPREHENSIVE INCOME**	**-432,533,197**	**-90,079,291**	**-530,891,114**	**-385,606,289**
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-91,440	73,286	-159,064	38,819
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	-432,441,757	-90,152,577	-530,732,050	-385,645,108

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2015 AND 2014
(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	167,949,319	44,065,545	143,074,787	31,488,720

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2015**

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA (12 MONTHS)

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	YEAR	
		CURRENT	PREVIOUS
92000030	REVENUE NET (**)	1,166,362,468	1,586,727,874
92000040	OPERATING PROFIT (LOSS) (**)	98,136,411	615,480,011
92000060	NET PROFIT (LOSS) (**)	-521,606,626	-265,542,989
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	-521,474,324	-265,203,213
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	167,949,319	143,074,787

(*) TO BE DEFINED BY EACH COMPANY

(**) INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2015**

STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)				
BALANCE AT JANUARY 1, 2014	**114,604,835**	**0**	**0**	**0**	**115,313,691**	**1,002,130**	**-287,605,549**	**-129,065,629**	**-185,750,522**	**503,882**	**-185,246,640**
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	20,000,000	0	0	0	-71,583,100	0	0	0	-51,583,100	0	-51,583,100
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-265,203,213	-265,528,837	-530,732,050	-159,064	-530,891,114
BALANCE AT DECEMBER 31, 2014	**134,604,835**	**0**	**0**	**0**	**43,730,591**	**1,002,130**	**-552,808,762**	**-394,594,466**	**-768,065,672**	**344,818**	**-767,720,854**
BALANCE AT JANUARY 1, 2015	**134,604,835**	**0**	**0**	**0**	**43,730,591**	**1,002,130**	**-552,808,762**	**-394,594,466**	**-768,065,672**	**344,818**	**-767,720,854**
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	60,000,000	0	0	0	0	0	0	0	60,000,000	0	60,000,000
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-521,474,324	89,032,567	-432,441,757	-91,440	-432,533,197
BALANCE AT DECEMBER 31, 2015	**194,604,835**	**0**	**0**	**0**	**43,730,591**	**1,002,130**	**-1,074,283,086**	**-305,561,899**	**-1,140,507,429**	**253,378**	**-1,140,254,051**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED 31 DECEMBER, 2015 AND 2014

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR	PREVIOUS YEAR
		Amount	Amount
OPERATING ACTIVITIES			
50010000	**PROFIT (LOSS) BEFORE INCOME TAX**	**-128,374,799**	**480,531,775**
50020000	+(-) ITEMS NOT REQUIRING CASH	0	0
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	0	0
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	434,662,490	192,853,224
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	167,949,319	143,074,787
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	229,069,720	22,645,696
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-2,155,096	-34,368
50030050	(-) DIVIDENDS RECEIVED	-359,941	-736,302
50030060	(-) INTEREST RECEIVED	0	0
50030070	(-) EXCHANGE FLUCTUATION	0	0
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	40,158,488	27,903,411
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	218,024,920	130,106,637
50040010	(+) ACCRUED INTEREST	67,770,125	50,909,624
50040020	(+) EXCHANGE FLUCTUATION	152,554,452	78,884,717
50040030	(+) DERIVATIVE TRANSACTIONS	0	0
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	-2,299,657	312,296
50050000	**CASH FLOWS BEFORE INCOME TAX**	**524,312,611**	**803,491,636**
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-486,829,044	-669,135,425
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	29,389,044	9,261,025
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	5,652,654	6,975,844
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-56,532,002	-2,630,535
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	42,192,850	9,433,102
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-124,096,769	77,366,956
50060060	+(-) INCOME TAXES PAID OR RETURNED	-383,434,821	-769,541,817
50070000	**NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES**	**37,483,567**	**134,356,211**
INVESTING ACTIVITIES			
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-240,890,873	-222,667,591
50080010	(-) PERMANENT INVESTMENTS	-294,781	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	4,417,138	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-237,286,352	-230,678,870
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50080050	(-) TEMPORARY INVESTMENTS	0	0
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	0	-3,466,447
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	0	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	0	336,095
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	-7,726,878	11,141,631
FINANCING ACTIVITIES			
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	185,040,358	117,112,405
50090010	+ BANK FINANCING	162,371,405	246,113,165
50090020	+ STOCK MARKET FINANCING	216,599,673	177,286,310
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTISATION	-128,635,425	-150,220,526
50090050	(-) STOCK MARKET FINANCING AMORTISATION	-62,576,539	-57,234,966
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	60,000,000	-51,583,100
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-62,718,756	-47,248,478
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED 31 DECEMBER, 2015 AND 2014

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR	PREVIOUS YEAR
		Amount	Amount
50100000	**NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS**	**-18,366,948**	**28,801,025**
50110000	**EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS**	**9,156,540**	**8,441,784**
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	117,988,528	80,745,719
50130000	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	**108,778,120**	**117,988,528**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX QUARTER: 04 YEAR: 2015

PETRÓLEOS MEXICANOS

DISCUSSION AND ANALYSIS OF THE
ADMINISTRATION ON THE RESULTS OF OPERATIONS
AND FINANCIAL CONDITION OF THE COMPANY

CONSOLIDATED

Final Printing

Analysis and Review of the Administration on the Operations and Financial Results of Petróleos Mexicanos (the Company) as of December 31, 2015.

In addition to this document, the Company is providing a report to publish its preliminary financial and operational results for the fourth quarter of 2015. The Company encourages the reader to analyze this document together with the information provided in said report and Annexes in addition to the transcript of its conference call announcing its quarterly results. All comparisons are made against the same period of the previous year unless otherwise specified. This call took place on February 29, 2016. Annexes, transcripts and relevant documents related to this call can be found at www.pemex.com/en/investors.

Quarterly information summary

* Total sales, net of IEPS (Special Tax on Production and Services, *Impuesto Especial Sobre Producción y Servicios*) during the fourth quarter amounted to MXN 264.3 billion, a 27.9% decrease as compared to the same period of 2014.

* Operating income, net of IEPS, recorded during the period amounted to MXN (47.1) billion, a 150.6% decrease as compared to the fourth quarter of 2014.

* Total hydrocarbons production averaged 3.3 MMboed, and crude oil production decreased by 3.5%

* The average price of the Mexican crude oil basket decreased by 47.4%, from USD 64.39 to USD 33.86.

* EBITDA totaled MXN (164.2) billion or USD (9.5) billion.

Accumulated Information Summary as of December 31, 2015

* Total sales, net of IEPS (Special Tax on Production and Services, *Impuesto Especial Sobre Producción y Servicios*) in 2015 amounted to MXN 1,166.4 billion, a 26.5% decrease as compared to 2014.

* Operating income recorded during the period amounted to MXN 98.1 billion, a MXN 517.3 billion decrease as compared to 2014.

* Total hydrocarbons production averaged 3.3 MMboed, and crude oil production decreased by 6.7%

DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY

CONSOLIDATED

Final Printing

* The average price of the Mexican crude oil basket decreased by 49.6%, from USD 86.08 to USD 43.39.

* EBITDA totaled MXN 205.7 billion or USD 12.0 billion.

During 2015, PEMEX operated under a new fiscal regime and successfully concluded its corporate restructuring process. PEMEX also managed to overcome the volatility of the financial market, taking advantage of the new tools and instruments provided by the Energy Reform.

Among the elements that had a significant impact on the company's results are: hydrocarbon prices, exchange rates, the National Hydrocarbon Commission's reduction of the economic horizon of oil reserves to 20 years, changes in the interest rates of the Mexican Government bonds and the changes to the company's pension system.

QUARTERLY FINANCIAL RESULTS

Total sales

During the fourth quarter of 2015, total sales (including the amount of IEPS credit) decreased by 27.9%, as compared to the same period of 2014, primarily as a result of:

- a 27.3% decrease in domestic sales of gasoline and diesel, net of IEPS. The price effect on the domestic sales of gasoline and diesel had a negative impact of MXN 44.9 billion, while sales volume decreased by MXN 324 million;
- a 38.7% decrease in exports of crude oil and condensates, largely due to the steep decline in oil prices. The price effect on exports of oil and condensates had a negative impact of MXN 34.3 billion, and the sales volume decreased by MXN 3.7 billion. The Mexican crude oil basket decreased by USD 30.53, from USD 64.39 to USD 33.86 per barrel;
- a 21.8% decrease in exports of petroleum products, primarily as a result of lower prices. The price effect on the reduction of petroleum products' exports had a negative impact of MXN 3.3 billion, and sales volume decreased by MXN 3.6 billion;
- a 28.3% decrease in domestic sales of fuel oil; and

a 17.7% decrease in domestic sales of dry gas, mainly due to the decline in the prices of gas, despite a slight increase in sales volume. The Henry Hub price reference used decreased from USD 3.74 to USD 2.10 per million British Thermal Units (MMBtu). The price effect on the domestic sales of dry gas had a negative impact of MXN 3.0 billion, and sales volume increased by MXN 261.6 million.

Gross & Operating Income

During the fourth quarter of 2015, gross income, net of IEPS, decreased by MXN 262.0 billion, as compared to the same period of 2014. We remind our readers that as of January 1, 2015, PEMEX's tax regime was modified as established in the Hydrocarbons Revenue Law, which sets forth that direct taxes and duties should be recorded under the cost of sales: Hydrocarbon Exploration and Extraction Taxes and Duties.

Operating income decreased by 150.6%, primarily due to a MXN 159.8 billion increase in the cost of sales, as a result of the impairment of fixed assets and the reclassification of the hydrocarbon exploration and extraction taxes and duties.

The impairment of fixed assets was mainly due to: (i) the decrease in cash flows as a result of the steep decline in crude oil prices; and (ii) regulation issued by the National Hydrocarbon Commission, effective 2016, which reduces the economic horizon of oil reserves assigned to PEMEX in Round Zero to 20 years.

The cost of sales was positively affected by a MXN 84.5 billion decrease in the net cost of employee benefits of the period, resulting from changes to the company's pension system and by a 28.6% reduction in purchases for resale (mainly gasoline), primarily the result of low hydrocarbon prices.

Composition of Net Income (Loss)

During the fourth quarter of 2015, PEMEX recorded a net loss of MXN 168.8 billion, primarily as a result of:

- operating income of MXN (47.1) billion;
- net interest expense of MXN 6.4 billion;
- costs associated to financial derivatives of MXN 4.1 billion;
- a foreign exchange loss of MXN 18.1 billion; and
- taxes and duties of MXN 93.0 billion

DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY

We remind our readers that based on the new fiscal regime applicable as of January 1, 2015, some of the taxes and duties are now recorded under the cost of sales; therefore, operating income between the 2014 and 2015 periods is not entirely comparable. During the fourth quarter of 2015, a total of MXN 11.0 billion paid in the form of hydrocarbon exploration and extraction duties were recorded under the cost of sales.

Although PEMEX, starting in 2015, became subject to a new fiscal regime that is more in line with the rest of the oil and gas industry, it, unlike other companies, is still not able to deduct all of its operating costs and expenses from its calculation of taxes and duties. As a result, taxes and duties paid have consistently been greater than income before taxes and duties and operating income since 1998, other than in 2006, when the cap on permitted deductions was updated.

Evolution of Net Income (Loss)

The increase in net loss during the fourth quarter of 2015 is primarily explained by:

- a 150.6% decrease in operating income;
- a MXN 10.1 billion decrease in net interest expense;
- a MXN 349.0 billion increase in costs associated to financial derivatives, mainly due to the appreciation of the U.S. dollar against currencies other than the Mexican peso in which Petróleos Mexicanos has entered into cross currency swaps;
- a MXN 49.4 billion foreign exchange loss, as a result of a 1.2% depreciation of the Mexican peso relative to the U.S. dollar during the fourth quarter of 2015, as compared to a 9.4% depreciation of the Mexican peso relative to the U.S. dollar during the same period of 2014; and
- a 23.1% decrease in taxes and duties, due to a decline in the price of the Mexican crude oil basket and to a lower crude oil production.

As a result of the aforementioned, PEMEX recorded a net loss of MXN 168.8 billion during the fourth quarter of 2015, as compared to MXN 117.6 billion during the same period of 2014.

Comprehensive Income (Loss)

During the fourth quarter of 2015, other comprehensive results increased by MXN 346.7 billion, primarily as a result of a MXN 354.5 billion increase in the actuarial gains due to employee benefits. This increase resulted from an update in the actuarial rates used for employee benefits computation.

In addition, a MXN 1.2 billion increase in investment on assets available for sale was recorded, mainly due to the performance of Repsol shares, and the exchange rate used for calculations. As a result, the comprehensive loss for the fourth quarter totaled MXN 90.1 billion.

FINANCIAL RESULTS AS OF DECEMBER 31, 2015

Total Sales

During 2015, total sales net of IEPS decreased by 28.3%, as compared to 2014, primarily due to a 35.4% decrease in exports. This reduction in exports was primarily due to a MXN 187.1 billion decrease in crude oil and condensates exports, of which MXN 199.7 billion resulted from a decrease in sales prices, notwithstanding a MXN 12.6 million increase in sales volume.

The price of the Mexican crude oil basket decreased by 49.6%, from USD 86.08 per barrel during 2014 to USD 43.39 per barrel in 2015. Exports volume increased by 2.6%, from 1,142 Mbd to 1,172 Mbd. Although the volume of exports of petroleum products increased by 2.2% as compared to 2014, export sales of petroleum products decreased by MXP 35.1 billion, due to the drop in oil prices.

Gross & Operating Income

During 2015, gross income decreased by 81.3%, as compared to 2014, primarily due to:

- a MXN 420.4 billion decrease in total sales, primarily due to a MXN 223.1 decrease in exports; and
- a 19.2% increase in cost of sales, primarily as a result of the MXP 206.4 billion fixed asset impairment.

Operating income decreased by 84.1%, to MXN 98.1 billion.

A significant portion of the goods and services related to PEMEX's strategic operations are paid in U.S. dollars or in Mexican pesos indexed to the U.S. dollar. As a result, the depreciation of the Mexican peso against the U.S. dollar has a negative impact on our costs. However, a significant amount of our revenues is also denominated in or referenced to U.S. dollars, such as exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, our revenues from domestic sales of gasoline and diesel net of the IEPS tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of LPG, which are priced in pesos and represent less than 5% of our revenues.

During 2015, costs and operating expenses (cost of sales, transportation and distribution expenses and administrative expenses) increased by 6.0%.

The net cost of employee benefits during the period decreased by 151.4%, due to the revision of the pension system.

Composition of Net Income (Loss)

During 2015, PEMEX recorded a net loss of MXN 521.6 billion, primarily as a result of:

- operating income of MXN 98.1 billion;
- net interest expense of MXN 52.8 billion;
- costs associated to financial derivatives of MXN 21.5 billion;
- a foreign exchange loss of MXN 154.4 billion; and
- taxes and duties of MXN 393.2 billion.

During 2015, the ratio of taxes and duties paid to operating income was 400.7%, as compared to 121.2% in 2014.

Working Capital

As of December 31, 2015, working capital totaled MXN (171.6) billion, primarily as a result of a MXN 46.6 billion increase in short-term financial debt, a MXN 42.2 billion increase in suppliers, a MXN 9.8 billion increase in derivative financial instruments and a MXN 9.0 billion increase in taxes and duties payable.

In addition, financial assets available for sale were reclassified under non-current assets, and available non-current assets kept for sale were added to the current assets. The latter corresponds to the transfer of certain national pipeline system assets from Pemex Gas and Basic Petrochemicals to the National Gas Control Center (CENAGAS) and Pemex Logistics.

Debt

Total financial debt increased by 30.6%, primarily due to the additional financing activities carried out during the period.

During 2015, Petróleos Mexicanos and PMI's (refers to P.M.I. Holdings, B.V., P.M.I. Norteamérica, S.A. de C.V., Pemex Finance Ltd and Pro-Agroindustria, S.A. de C.V.) total financing activities amounted to MXN 386.0 billion or USD 22.4 billion. Total debt payments made during the period amounted to MXN 191.2 billion or USD 11.1 billion.

PEMEX's financing strategy is intended to take advantage of financial markets with increased liquidity, maximize efficiencies with respect to reference curves, seize opportunities in select markets and maintain a diversified debt maturity profile.

Investment Activities

During 2015, PEMEX spent MXN 306.1 billion (USD 19.3 billion, convenience translation has been made at the established average exchange rate for 2015, of MXN 15.8485 = USD 1.00.) on investment activities, which represents 99.5% of the total investment of MXN 307.6 billion that were programmed for the year. These investments were allocated as follows:

- MXN 255.8 billion to Pemex Exploration and Production (includes maintenance expenditures), MXN 35.3 billion of which were allocated to exploration;
- MXN 37.4 billion to Pemex Refining;
- MXN 6.6 billion to Pemex Gas and Basic Petrochemicals;
- MXN 2.9 billion to Pemex Petrochemicals;
- MXN 2.2 billion to Petróleos Mexicanos Corporate;
- MXN 0.6 billion to Pemex Logistics;
- MXN 0.4 billion to Pemex Ethylene; and
- MXN 0.2 billion to Pemex Fertilizers.

Original 2016 Budget

The Mexican Congress originally approved a 2016 investment budget for PEMEX of MXN 293.1 billion (USD 18.4 billion, convenience translation has been made at the established average exchange rate established in the Economic Package Fiscal Year 2016 of MXN 15.90 = USD 1.00) in 2015. These investments were expected to be allocated as follows:

- MXN 216.1 billion to Exploration and Production (includes maintenance), MXN 29.7 billion of which were allocated to exploration;
- MXN 56.8 billion to Industrial Transformation;
- MXN 8.3 billion to Petróleos Mexicanos Corporate;
- MXN 6.3 billion to Logistics;
- MXN 3.2 billion to Drilling and Services;
- MXN 1.9 billion to Ethylene; and
- MXN 0.5 billion to Fertilizers.

Adjustment to the 2016 Budget

In order to meet the financial balance goal of MXN (149.2) billion established by the Mexican Congress for 2016 (this amount is constructed under Mexican governmental accounting and equivalent to the following items in cash flow: sales minus operating costs and expenses, minus investment expense, minus taxes and duties, and minus financial debt service), a MXN 100.0 billion cut has been made to PEMEX's budget. This adjustment repositions PEMEX to embrace its new role as a state-owned productive company under the Energy Reform framework.

The proposed adjustment has the underlying priority of not affecting the feasibility of the company in the long-term and was designed under the following criteria:

- maintain safety at work and reliability of the company's facilities;
- take advantage of the new instruments and figures provided by the Energy Reform in order to attract third-party investment;
- meet the company's labor and financial obligations; and,
- maintain, to the extent possible, the 2016 hydrocarbons production platform, and stabilize production levels in the medium and long-term.

The adjustment will implemented through the following action lines:

- generate efficiencies and reduce costs;
- defer / reconsider investments minimizing the impact on future production; and
- adjust CAPEX and OPEX from average USD 50 to USD 25 per barrel.

Financing Activities

Capital Markets

From March 26 to December 31, 2015, Petróleos Mexicanos issued a total of MXN 40.0 billion from the short-term certificate program with fixed and variable rates, and made payments for MXN 40.0 billion.

- On November 6, 2015 Petróleos Mexicanos issued bonds for EUR 100.0 million at 4.625%, maturing in November 2030.
- On December 8, 2015, Petróleos Mexicanos issued bonds for CHF 600.0 million at 1.5%, maturing December 2020.

Bank loans

On December 21, 2015, PEMEX entered into a bank loan for MXN 3.5 billion due in 3.5 years.

Syndicated Revolving Credit Lines

As of December 31, 2015, Petróleos Mexicanos holds syndicated revolving credit lines for liquidity management in the amounts of USD 4.5 billion and MXN 23.5 billion, of which USD 130.0 million and MXN 9.1 billion are available.

Capital Markets

On February 4, 2016, Petróleos Mexicanos issued bonds for USD 5.0 billion in three tranches:

- USD 750.0 million at 5.50%, maturing February 2019;
- USD 1.25 billion at 6.375%, maturing February 2021; and
- USD 3.0 billion at 6.875%, maturing August 2026.

Bank loans
On January 29, 2016, PEMEX entered into a bank loan for MXN 7.0 billion due in 1 year.

Syndicated Revolving Credit Lines
As of February 29, 2016, Petróleos Mexicanos holds syndicated revolving credit lines for liquidity management in the amounts of USD 4.5 billion and MXN 23.5 billion, of which USD 1.5 billion and MXN 9.1 billion are available.

OPERATING RESULTS

Quarterly Exploration & Production Information

Crude Oil Production
During the fourth quarter of 2015, total crude oil production averaged 2,277 Mbd, a 3.5% decrease as compared to the same period of 2014. This variation was primarily due to:

- a 6.3% decrease in the production of heavy crude oil, as a result of the natural decline in production and an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit; and
- a 2.3% reduction in production of light crude oil, primarily due to a natural decline in production at the fields of the Cantarell and Litoral de Tabasco business units, as well as an increase in the fractional water flow of wells of the Samaria and Kuil fields, in the Samaria-Luna and Abkatún-Pol-Chuc business units, respectively.

The previous was partially offset by a 4.8% increase in extra-light crude oil production, mainly due to a 77.1% increase in production at the Xux field in the Southwestern Marine region that began production in June 2014, and which contributed an average of 62 Mbd to total crude oil production during this quarter.

Natural Gas Production
During the fourth quarter of 2015, total natural gas production decreased by 6.8% , amounting to 5,369 MMcfd, as a result of:

- a 19.3% reduction in non-associated gas production during the period, mainly due to a scheduled reduction in drilling activities and the completion of wells in the Veracruz and Burgos business units of the Northern region; and
- a 1.1% decline in associated gas production, primarily due to the natural decline in production of crude oil and closing of wells with higher gas-oil ratios at the Akal field of the Cantarell business unit.

Gas Flaring

During the fourth quarter of 2015, gas flaring increased by 137 MMcfd, primarily as a result of the incident that occurred at the Abkatún-A Permanente platform and delays in the completion of works for gas utilization on marine rigs.

As a result, natural gas use as a percentage of production during the period amounted to 91.8%.

Operational Infrastructure

During the fourth quarter of 2015, the average number of operating wells totaled 9,259, a 3.0% decrease as compared to the same period of 2014.

The completion of wells decreased by 43.3%, a decrease of 52 wells, due to a decrease in the completion of development wells. The previous was a result of a scheduled reduction of development activities at the Burgos, Aceite Terciario del Golfo (ATG) and Macuspana-Muspac business units, as a result of the budget adjustments approved by the Board of Directors at the beginning of the year. This decrease was partially offset by the completion of five exploration wells at the Cuencas del Sureste Marino and Aguas Profundas Norte business units during the quarter.

Seismic Information

No additional 2D or 3D seismic data was acquired during the fourth quarter of 2015.

Discoveries

As a result of the exploratory activities carried out during the fourth quarter of 2015, the Tsimin-3DL well, located at the Litoral de Tabasco business unit, expanded the light crude oil exploitation area of the Tsimin field.

Additionally, the Tecoalli-1 and Jaatsul-1 wells, also located at the Litoral de Tabasco business unit, continued to quantify the production potential of the Southeastern basins. We would highlight that these discoveries are located in shallow waters, at water depths between 30 to 40 meters (m) near existing production complexes.

Moreover, the Nat-1DL well from the Litoral de Tabasco business unit led to a better understanding of the production potential of gas formations in the deep waters of the Gulf of Mexico, which allows for initial steps towards defining its exploitation strategy. Finally, the Cratos-1A well in the Perdido Area project, confirmed the existence of gas and condensates, proving the company's ability to develop capabilities in new and highly complex producer regions.

Exploration & Production as of December 31, 2015

Crude Oil Production

During 2015, crude oil production totaled 2,267 Mbd, a decrease of 162 Mbd, or 6.7%, as compared to 2014, primarily due to:

- an 8.9% decrease in production of heavy crude oil due to a natural decline in production of fields located in the Cantarell business unit of the Northeastern Marine region and an increase in the fractional water flow of its wells;
- a 3.0% decline in production of light crude oil, primarily as a result of a natural decline in production of fields located in the Cantarell, Litoral de Tabasco and Bellota-Jujo business units, the increase in the fractional water flow of wells at fields of the Samaria-Luna and Abkatún-Pol-Chuc business units, as well as the production volume deferred at fields of the Abkatún-Pol-Chuc business unit, as a result of the incident occurred at the Abkatún-A Permanente platform in April 2015. The previous was partially offset by a 36.6% increase in production at the Tsimin, Xux, Onel, Xanab, Chuhuk and Homol fields of the Southwestern Marine region and at Kambesah of the Northeastern Marine region. Altogether, these fields contributed an average of 304 Mbd during 2015; and
- a 7.5% decrease in production of extra-light crude oil, primarily due to an increase in the fractional water flow of wells of the Pijije, Sen and Terra fields in the Samaria Luna business unit of the Southern region, as well as a natural decline in production of fields of the Bellota-Jujo and Macuspana-Muspac projects in the South region, and an increase in the fractional water flow with high salt concentration of wells of fields in the Macuspana-Muspac business unit. We would highlight the increase in production at the Xux field in the Southwestern Marine region that began production in June 2014, and contributed an average of 49 Mbd to total crude oil production during this quarter, as compared to the same period of 2014.

Moreover, the production volume that was deferred at fields of the Abkatún-Pol-Chuc business unit as a result of the April 2015 incident at the Abkatún-A Permanente platform was completely restored during the second half of 2015.

Natural Gas Production

During 2015, natural gas production decreased by 4.4%, totaling 5,504 MMcfd, primarily due to an 8.0% decrease in non-associated gas production during the year caused by a scheduled reduction in drilling activities and the completion of wells at the Burgos and Veracruz business units of the Northern region, and a natural decline in production at fields of the Macuspana-Muspac business unit of the South region.

In addition, associated gas production declined by 2.9%, mainly due to an increase in the fractional water flow of wells of fields located in the Bellota-Jujo and Samaria-Luna business units of the South region, and to production deferrals at fields of the Abkatún-Pol-Chuc business unit, as a result of the incident at the Abkatún-A Permanente platform.

Gas Flaring

During 2015, gas flaring increased by 190 MMcfd, primarily as a result of the incident at the Abkatún-A Permanente platform and delays in the completion of works for gas utilization on marine rigs.

As a result, the natural gas use as a percentage of production was 92.1% during 2015.

Operational Infrastructure

During 2015, the average number of operating wells decreased by 2.0% to 9,365, as compared to 2014.

The completion of wells decreased by 41.7% during 2015, from 535 to 312 wells, mainly due to a decrease in the completion of development wells. The decrease in the completion of development wells resulted primarily from a scheduled reduction of activities at the Poza Rica-Altamira, Veracruz and Burgos business units in the North region. This decrease was partially offset by an increase in the completion of exploration wells at the Cuencas del Sureste Marino business unit during the year.

Seismic Information

During 2015, 2D seismic data acquisition decreased as a result of a reduction in the areas assigned to PEMEX for exploration as part of the Round Zero process. The two-dimensional acquisition efforts were focused on the Sur de Burgos 2D study, which acquired 645 km of 2D seismic data.

Moreover, 3D data acquisition decreased as a result of budgetary reductions and the Round Zero process. PEMEX acquired 485 km^2 of 3D seismic data by focusing its three-dimensional acquisition efforts on the Salsomera NE 3D and the KuMaloob-Zaap 3D 3C studies.

Discoveries

During 2015, PEMEX focused its exploration activities on the following producer prospects:

- Southeastern Basin:

— the Batsil-1 and Esah-1 (heavy oil), Xikin-1 and Licanto-1 (extra-light oil), Tecoalli-1, Jaatsul-1, Tsimin-3DL, Cheek-1 (light oil) and Licayote-1 (gas and condensates) wells confirmed the production potential of these formations and expanded the exploitation areas of their respective fields.

- Deep Waters of the Gulf of Mexico:

— Favorable well logs were recorded at the Cratos-1A well, which confirmed the production potential of this region of the deep waters of the Gulf of Mexico, and the Maximino 1-DL well led

to a better understanding of the field's structure, which allows for initial steps towards defining its exploitation strategy. It's important to highlight that this well is the deepest extra-light oil well ever drilled in Mexico, located at water depths of 3,000 meters, again demonstrating the company's ability to develop capabilities in new and highly complex producer regions.
— Moreover, the Nat-1DL and Hem-1 wells continued to quantify the production potential of gas formations in the Catemaco Fold Belt.

Other Information Related to E&P Activities

Abkatún – A Incident

On February 7, 2016, a fire broke out in the compression area of the Abkatún – A platform, in the Campeche Sound. As a result, three people lost their lives and six were wounded. PEMEX deeply regrets the deaths and injuries suffered by workers from the incident.

Quarterly Industrial Transformation Results

Crude Oil Processing

During the fourth quarter of 2015, total crude oil processing increased by 0.2%, primarily due to non-scheduled maintenance and overhaul works and operational problems resulting from the quality of the crude oil supplied by producing areas by year-end 2014. As a result, PEMEX's usage of its primary distillation capacity increased by 1.4 percentage points.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) decreased by 3.5 percentage points, as part of an effort to optimize the crude oil mix processed in order to maximize refining margins.

Production of Petroleum Products

During the fourth quarter of 2015, total petroleum products output decreased by 3.9%, as compared to the same period of 2014, primarily due to non-scheduled maintenance and overhaul works and operational problems resulting from the quality of the crude oil supplied by producing areas by year-end 2014, and to a reduction in the supply of gasoline production inputs, as a result of preventive maintenance works at the continuous catalytic regeneration (CCR) plant of the petrochemical complex Cangrejera.

Variable Refining Margin

During the fourth quarter of 2015, PEMEX's NRS recorded a positive variable refining margin of USD 1.61 per barrel, a USD 2.57 per barrel increase, as compared to the fourth quarter of 2014, as a result of taking advantage of intermediate streams, better jet fuel and fuel oil yields and the diminished impact on prices of the variation of the inventory of crude oil and refined products.

Natural Gas Processing and Production

During the fourth quarter of 2015, natural gas processing decreased by 8.3%, as compared to the same period of 2014, in response to the decreased availability of sour and sweet wet gas from both the offshore and South region. As a result, dry gas and natural gas liquids production decreased by 8.0% and 12.6%, respectively, as compared to the same period of 2014.

Condensates processing decreased by 4.7%, during the fourth quarter of 2015, as compared to the same period of 2014, primarily due to a decline in the supply of sweet condensates from Burgos.

Petrochemicals Production

During the fourth quarter of 2015, the production of petrochemical products decreased by 29.3%, or 352 Mt, as compared to the same period of 2014, primarily due to the following:

- a 95 Mt decrease in production in the methane derivatives chain, due to decreased output of carbon dioxide and ammonia, in response to a reduction in the supply of natural gas;
- a 59 Mt decrease in production in the ethane derivatives chain, due to scheduled maintenance at the ethylene plant of the Morelos complex;
- a 15 Mt decrease in the propylene and derivatives chain, due to lower production of propylene;
- a 58 Mt decrease in production in the aromatics and derivatives chain, largely due to yearly programmed maintenance cycles; and
- an 125 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of hydrogen, BTX liquids, pentane and butane, due to scheduled maintenance works.

Industrial Transformation Results as of December 31, 2015

Crude Oil Processing

During 2015, total crude oil processing totaled 1,065 Mbd, a 7.8% decrease as compared to 2014, primarily explained by scheduled maintenance cycles, non-scheduled maintenance and overhaul works, as well as operational problems resulting from the quality of the crude oil supplied by producing areas by year-end 2014, and a scheduled reduction in processing as a result of the optimization of the NRS.

The ratio of heavy crude oil to total crude oil processed by the NRS increased by 2.2 percentage points, as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the yields of intermediate distillates.

During 2015, PEMEX's usage of its primary distillation capacity decreased by 5.0 percentage points, as compared to 2014, to 64.1% of its total capacity, due to the maintenance activities and overhaul works described above.

Production of Petroleum Products

During 2015, total petroleum products output decreased by 8.8%, as compared to 2014, as a result of non-scheduled maintenance and overhaul works, operational problems resulting from the quality of crude oil supplied by producing areas by year-end 2014, and to a reduction in supply of gasoline production inputs, as a result of preventive maintenance works at the CCR plant of the petrochemical complex Cangrejera.

It is worth highlighting that operations of the ultra-low sulfur (ULS) diesel and gasoline plants commenced at the Cadereyta and Madero refineries, respectively.

Variable Refining Margin

By the end of 2015, the NRS recorded a variable refining margin of USD 3.35 per barrel, as compared to variable refining margin of USD 1.76 per barrel by the end of 2014. This is broadly a result of the effective utilization of intermediate streams, processing a heavier crude oil mix and better yields in intermediate distillates.

Natural Gas Processing and Production

During 2015, natural gas processing decreased by 6.2%, as compared to 2014, in response to the decreased availability of sweet and sour wet gas from both the offshore and South region, mainly due to the incident at Abkatún, as well as a natural decline in production of fields.

As a result, dry gas production decreased by 6.7%, or 242 MMcfd, while natural gas liquids production recorded a decrease of 9.8%.
Condensates processing decreased by 7.1%, primarily due to a decrease in the supply of sweet condensates in Burgos and sour condensates in the Southern Region.

Petrochemicals Production

During 2015, production of petrochemical products totaled 4,505 Mt, a 14.2% decrease as compared to 2014. This decrease is primarily explained by:

- a 375 Mt decrease in production in the methane derivatives chain, due to decreased output of carbon dioxide and ammonia, in response to operating problems and a reduction in the supply of natural gas;
- a 37 Mt decrease in production in the ethane derivatives chain, mainly due to maintenance and overhaul works. In addition, the production of high- and low-density polyethylene decreased as a result of non-programmed shutdowns of operations;
- a 13 Mt decrease in production in the propylene and derivatives chain, due to decreased availability of propylene, as a result of programmed maintenance works at the Morelos' ethylene plant; and

- a 399 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of sulfur, octane gasoline and raw materials to produce carbon black, and the cancellation of heptane production to focus on the production of hexane.

This decrease was partially offset by a 79 Mt increase in production in the aromatics and derivatives chain, primarily due to the increased production of high octane hydrocarbons.

Other Information Related to Industrial Transformation

PEMEX Gas Stations

As of December 31, 2015, a total of 11,210 PEMEX gas stations were registered, a 3.5% decrease as compared to the number registered as of December 31, 2014.

Asset Transfer to CENAGAS

On October 29, 2015, PEMEX and the National Center of Natural Gas Control (CENAGAS) signed a framework agreement for the transfer to CENAGAS of assets associated with the National Gas Pipeline and the distribution contract for the Naco-Hermosillo pipeline system, in compliance with stipulations of the Energy Reform Decree.

PEMEX will transfer approximately 9,000 kilometers of pipelines with a transportation capacity greater than 5,000 MMcf of natural gas per day, to the CENAGAS, whose mission is to ensure the reliable, efficient and secure supply of natural gas throughout the national territory.

Gulf – Center Project

On October 30, 2015, PEMEX announced the initiation of the first phase of the Gulf – Center Project that will supply gasoline and diesel from the port of Tuxpan, Veracruz to the county's central region. The project is financed by a joint investment with BlackRock of an estimated USD 700 million pursuant to the memorandum of understanding signed in May 2015.

This phase involves the construction of a storage and pumping facility with capacity for 750 Mbpd and the construction of two discharge positions in the port of Tuxpan, Veracruz that will connect to the Central Region Storage and Distribution Terminal through a polyduct network.

ICA Flour and Odebrecht

On November 16, 2015, PEMEX signed a contract with ICA Flour and Odebrecht for the development of residuals utilization projects in the Miguel Hidalgo refinery in Tula, with an estimated investment of USD 1.2 billion.

The contracts include the performance of additional engineering, procurement and construction services of the first package of integration works and auxiliary services to increase the production of distillates (such as gasoline and diesel) and reduce the use of fuel oil through the construction of a coking plant, as well as the construction of access roads and external works for the project.

Service Stations in Houston, TX

On December 3, 2015, PEMEX announced the opening of five service stations in Houston, Texas which are to operate as PEMEX franchises.

This franchise program features investment from third parties, who own the service stations and determine the retail price of fuel based on market conditions in Houston. The program is part of PEMEX's strategy to expand into the United States, in accordance with its mandate in the Energy Reform Decree to focus on activities that generate economic value in the competitive environment.

Operation Authorization for Hydrocarbons Transportation and Storage Infrastructure

On December 18, 2015, in accordance with the Secondary Legislation of the Energy Reform Decree, the Energy Regulatory Commission (CRE) granted several permits to PEMEX for the for the operation of transportation and storage infrastructure, including the following:

- 6 oil pipeline systems, with a span of 8.6 km;
- 1 hydrocarbon pipeline system of 5.2 km;
- 1 petrochemical pipeline system of 282.0 km;
- 5 permits for major fleets (16 tankers) and smaller fleets (6 vessels);
- 4 tank truck transport systems that represent 1,456 units that perform daily deliveries to service stations;
- 73 storage terminals with capacity for 17 MMb;
- 7 marine terminal permits; and
- 3 liquefied petroleum gas (LPG) storage permits.

These permits supplement existing ones for 1.6 km of the LPG pipeline system and two LPG storage systems, which had previously been authorized by the CRE.

Clean Fuels

On January 10, 2016, PEMEX announced Phase II of its clean fuels project involving ultra- low sulfur diesel (ULSD) for the refineries of Ciudad Madero, Tamaulipas; Salamanca, Guanajuato; Minatitlán, Veracruz; Tula, Hidalgo; and Salina Cruz, Oaxaca, with an investment close to USD 4.0 billion, of which 58% will come from private investors. These investments are part of the USD 23.0 billion investment program announced by PEMEX and President Peña Nieto in December 2015.

The project includes the construction of 12 new plants and the modernization of 14 existing ones, as well as the installation of additional systems and integration of auxiliary services to the aforementioned refineries.

Clean fuels – ULSD		
Refinery	Estimated investment	Development and implementation
Ciudad Madero, Tamaulipas	USD 1.0 billion	• ICA Flour Daniel
Salamanca, Guanajuato	USD 500.0 million	• Samsung Engineering
Minatitlán, Veracruz	USD 700.0 million	• Treunidas México Ingeniería y Construcción
Tula, Hidalgo	USD 600.0 million	• Avanzia Instalaciones
Salina Cruz, Oaxaca	USD 1.0 billion	• Foster Wheeler - Arendal

Acquisition of Fertinal

On January 29, 2016, PEMEX acquired Grupo Fertinal, S.A. De C.V. (Fertinal) through Pemex Fertilizers.

The project provides for an investment of up to USD 255.0 million for Fertinal's capital, including its existing assets in the Lázaro Cárdenas, Michoacán unit, as well as in the phosphate mine located in San Juan de la Costa, Baja California Sur. Pursuant to this acquisition, Pemex Fertilizers' production of solid fertilizers is expected to increase by up to 1.2 million tons.

INDUSTRIAL SAFETY

Frequency Index

During 2015, the accumulated frequency index for PEMEX personnel was 0.47 injuries per million man-hours worked (MMhh), which represents a 25% increase as compared to 2014.

The frequency index refers to the number of accidents with incapacitating injuries per million man-hours worked (MMhh) with risk exposure during the relevant period of time. An incapacitating injury is an injury, functional damage or death that is caused, either immediately or subsequently, by a sudden event at work or during work-related activities. Man-hours worked with risk exposure represent the number of hours worked by all personnel, including overtime hours.

Severity Index

By the end of 2015, the accumulated severity index was 31 days lost per MMhh, a 27.5% decrease as compared to 2014.

The severity index refers to the total number of days lost per million man-hours worked with risk exposure during the relevant period of time. The number of days lost is based on medical leaves of absence for injuries stemming from accidents at work, plus the number of corresponding days on which compensation is paid for partial or total disability or death.

To reverse the trend observed in severe accidents, Petróleos Mexicanos implemented Safety, Health and Environmental Protection's (SSPA for its acronym in Spanish) new mandates and functions, to reinforce the actions carried out by the entire personnel in safety departments and reinsure the fulfillment of all 13 guidelines stated by SSPA. Additionally, a new program for audit and advisory services for the effective implementation of the Safety, Health and Environmental Protection and Operational Reliability Systems has been implemented in key working centers of both, Exploration and Production, and Industrial Transformation.

Additionally, awareness campaigns aimed to increase safety and reduce accidents at work were carried out to also tackle minor and non-severe accident issues.

ENVIRONMENTAL PROTECTION

Sulfur Oxide Emissions

During 2015, sulfur oxide emissions increased by 20.7% as compared to 2014, primarily due to emissions produced as a result of the decline in wells that use nitrogen to increase production, which resulted in an increase in the generation of sour gas that is sent for flaring at the Northeastern Marine region, as well as, at the Akal C7/C8 Gas Processing Center. Additionally, maintenance works were carried out at the sulfur plants of the gas processing centers Cactus, Nuevo Pemex and Cd. Pemex.

Water Reuse

During 2015, the reuse of water decreased by 2.7% as compared to 2014, primarily due to the decrease in the utilization rates of residual water treatment plants in the NRS, due to the transfer of residual water treatment plants operated by third parties.

Global Water Development Partners

On November 30, 2015, pursuant to the memorandum of understanding signed on May 12, 2015, PEMEX and Global Water Development Partners agreed to create a joint venture to invest approximately USD 800.0 million in water infrastructure and residual water treatment projects for upstream and downstream facilities in Mexico.

OTHER RELEVANT INFORMATION

Corporate Reorganization

On November 5, 2015, the productive subsidiary company, Pemex Industrial Transformation initiated operations.

On November 13, 2015, the Board of Directors of Petróleos Mexicanos appointed Juan Pablo Newman Aguilar as Corporate Director of Finance, effective January 1, 2016.

On February 8, 2016, President Peña Nieto appointed José Antonio González Anaya as Director General of Petróleos Mexicanos, effective February 9, 2016.

Modification to the Pension System

On November 11, 2016, Petróleos Mexicanos and the Petroleum Workers' Union signed an agreement to modify the pension regime applicable to current and new PEMEX personnel.

The aforementioned agreement set forth the following:
- the retirement age for employees with less than 15 years of service is increased from 55 to 60;
- employees must have at least 30 years of service to be eligible to receive full retirement benefits; and
- new employees will receive individual defined contributions retirement plans.

According to amendments to the PEMEX Law, the Ministry of Finance and Public Credit (SHCP) may assume a portion of the payment obligations related to PEMEX's pensions and retirement plans equivalent to the reduction achieved from the negotiation with the Petroleum Workers' Union.

On December 18, 2015, PEMEX's Director General notified the SHCP that the modification to the pension system represents expected savings of approximately MXN 186.5 billion in pension liabilities.

On December 24, 2015, the SHCP published in the Official Gazette of the Federation the general provisions that establish the terms under which the SHCP will assume a portion of the payment obligations related to PEMEX's pensions and retirement plans, once the calculation, methodology, and maturity profile of the savings have been reviewed by an independent expert.

Derived from said provisions and prior to the conclusion of the independent expert's review, on December 24, 2015, the Mexican Government issued, through the SHCP, a MXN 50.0 billion promissory note due December 31, 2050 payable to Petróleos Mexicanos.

2015 National Oil Company of the Year Award

On November 11, 2015, The Oil & Gas Council, the largest and most influential oil and gas executive network in the world, bestowed the 2015 National Oil Company of the Year award to Petróleos Mexicanos.

The award honors companies and executives with the best performance and that have reached levels of excellence, have been pioneers in reaching new frontiers, have inspired others through their activities, and have achieved growth in complex markets.

Commercialization Service for Round 1.3 Winners

On January 19, 2016, PEMEX announced that it will offer commercialization services through the PMI Group to the companies that are awarded contracts pursuant to the Round 1.3 bidding process, carried out by the National Hydrocarbon Commission.

PEMEX would provide transportation, storage and commercialization services for the hydrocarbons. Prices will be determined based on international market benchmarks accounting for quality conditions and logistics costs, as well as supply and demand.

Moody's lowers PEMEX's Credit Rating

On November 24, 2015, as a result of the review for downgrade announced on August 25, 2015, Moody's Investors Service announced the revision of Petróleos Mexicanos' global foreign currency and local currency credit ratings from A3 to Baa1.

In response to global economic difficulties, since 2014, PEMEX has performed an extensive analysis and taken actions to improve its financial situation, some of which include the following:

- adjustment of MXN 62.0 billion to its 2015 budget;
- modifications to the pension and retirement program that will enable it to reduce its pension liabilities by up to MXN 186.5 ;
- divestment from non-strategic assets to focus on activities that generate greater economic value;
- strategic joint ventures to promote new and existing projects along the value chain;
- renegotiation of existing service contracts; and
- incorporation of approximately 350 MMboe in reserves as a result of exploration efforts.

PEMEX reiterates that with the tools available to it following the Energy Reform, it expects to continue implementing measures that will allow it to improve its capital structure.

Supreme Court Rules in Favor of PEMEX

On November 27, 2015, the Mexican Supreme Court dismissed the complaint against PEMEX filed by Saboratto S.A. de C.V. for payment of claimed benefits derived from catering and accommodation service contracts rendered on several platforms in the Campeche Sound. This ruling released PEMEX from all payment obligations, which represents savings of more than MXN 1.4 billion.

Upcoming Investments

On December 8, 2015, PEMEX announced investments of USD 23.0 billion in different projects, including: the reconfiguration of the Tula, Salamanca and Salina Cruz refineries; the clean fuels project; the ultra-low sulfur gasoline project in six refineries; the ultra-low sulfur diesel project; and cogeneration projects in the Tula, Cadereyta and Salina Cruz refineries, as well as in the gas processing complex in Cactus, Chiapas.

Gasoductos de Chihuahua

On December 18, 2015, PEMEX and IEnova announced in a joint statement the resolution from The Federal Economic Competition Commission (COFECE) regarding IEnova's purchase of Pemex's 50% stake in Gasoductos de Chihuahua S. de R.L. de C.V.

COFECE objected to the terms of the transaction as initially structured, and directed PEMEX to carry out a tender process for two of the seven assets included in the initial transaction, Gasoducto San Fernando and LPG Ducto TDF.

The resolution did not indicate that the 50% acquisition of Gasoductos de Chihuahua by IEnova as initially structured posed an antitrust or market concentration risk. Additionally, the resolution does not limit IEnova from participating in the tender process for Gasoducto San Fernando and LPG Ducto TDF.

It is anticipated that the reorganization of the transaction and notification to COFECE will take place during the first half of 2016.

LatinFinance Awards

On January 15, 2016, LatinFinance presented Petróleos Mexicanos with three awards for completing the best financing operations in capital markets during 2015. The Company was recognized as:

- "Corporate Issuer of the Year" for its innovation strategy, diversity and the timing of its financing operations;

- "Quasi-Sovereign Bond of the Year", in recognition of the 6 billion dollar triple-tranche bond sale in January 2015, considered the largest amount ever issued in the Mexican market with an initial demand four times higher than the amount originally announced; and
- "Financing Innovation of the Year", for the 17 billion peso issuance in debt certificates (CEBURES) carried out in February 2015 through Euroclear, the largest securities settlement platform in the world. This issuance was the first of its kind by a corporate issuer in Mexico, and has helped other Mexican corporations have greater and more diverse sources of funding.

Changes to the Vendor Payment Policy

In response to the current oil price scenario, PEMEX implemented a new vendor payment policy, which provides for up to 180 days to make payments. This policy will not be retroactive, so PEMEX has approached its suppliers to update contracts under these new conditions.

Along with this policy, a number of financing instruments for suppliers have been developed that generally provide greater transparency and clarity.

Corporate Ethics and Integrity Program

On February 4, 2016, the Director General of PEMEX announced the launch of the Corporate Ethics and Integrity Program, which incorporates the highest standards and international practices in ethics, integrity, anti-corruption strategies, conduct and institutional values.

Among the actions to be taken, the following stand out: the update and dissemination of the codes of ethics and conduct; training reinforcement for all staff in the areas of risk management, internal control and integrity; as well as the implementation of mechanisms to identify, evaluate and combat corruption risks, such as the Ethics Hotline and an institutional anti-corruption portal.

MOUs

The following table sets forth a brief description of the MOUs recently entered into by the Company:

Memorandum of understanding and cooperation		
Counterpart	**Date**	**Subject mater**
Mexican Chamber of the Construction Industry (CMIC)	November 14, 2015	• Promote PEMEX's Support Programs for Community and Environment (PACMA) in the regions where the company carries out activities.

Mubadala Petroleum	January 19, 2016	• Joint efforts to explore business opportunities in Mexico's energy sector. • Optimize and expand PEMEX facilities, improve management of the crude process, and cogeneration projects. • Investments upwards of USD 4.0 billion in upstream activities and primary midstream projects, and infrastructure. • Investments upwards of USD 3.0 billion in commercial logistics systems projects in the Salina Cruz area.
ADNOC	January 19, 2016	• Exchange best practice information on human resources, and upstream activities such as, exploration, production and field development, enhanced recovery and liquefied natural gas handling, sustainability, internal control and transparency, innovation, process development and cybersecurity.
Saudi Aramco	January 19, 2016	• Share experiences in operational excellence policies, sustainability and energy efficiency, innovation and technology development, as well as operations and support services in upstream and downstream.

TREASURY POLICIES

Regarding treasury policies, the Company seeks to have sufficient financial resources to meet its payment obligations and those of its productive subsidiary entities and affiliates, as well as to promote the integration and consolidation of its cash position and projection.

In addition, the Company develops investment mechanisms of its financial resources to maintain market and ensure the best procurement terms provided by financial institutions.
The investment of resources of Petróleos Mexicanos treasury in pesos and dollars are based on the following policies:

Mexican Pesos

The Company, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. The Ministry of Finance provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:
a) government securities and repurchase agreements with government securities;
b) financial transactions by the Federal Government;
c) demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds;
d) balances with the Treasury; and
e) shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that repurchase agreements holding government securities are made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA	Aa2.mx

U.S. Dollars

Investments in U.S. dollars must meet the Company's operating and strategic requirements, and must be previously approved by Banco de México. Nowadays, the Company's investments in dollars are limited to operating accounts, short-term investment funds and fixed-term deposits. The Company's investments made in U.S. dollars are managed by Banco de México; however, the Company is authorized to contract external parties to administer investments in dollars.

Cash and Cash Equivalents Currencies

The Company' cash and cash equivalents are primarily in Mexican pesos and U.S. dollars, since sale revenues are made in these currencies. At the same time, the Company makes payment of several expenses and debt in these currencies.

TAX CREDITS OR DEBITS

In February 2010, the Administrative Taxation Service (*Servicio de Administración Tributaria*, "SAT") notified Pemex Exploration and Production ("PEP") of the results of its review of its financial statements for the fiscal year ended December 31, 2006 regarding federal contributions, the Value Added Tax (*Impuesto al Valor Agregado*, "IVA") and the Ordinary Hydrocarbon Duty (DOSH). On September 20, 2010, the SAT resolved and on September 22, 2010 notified PEP that it owed MXN 4,575.2 million (for the supposed omission of IVA and DOSH, including penalties and interest). On November 30, 2010, PEP filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court (*Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa*). On November 20, 2013, the file was remitted to the Superior Tribunal derived from the exercise of the attraction faculty, which resides in the First Section, under case number 28733/10-17-03-7/1838/13-S1-05-04. The First Section of the Superior Tribunal instructed the return of the case to the Third Regional Metropolitan Court to, once the violation of the procedure were remedied, the file should be remitted for sentence. The Regional Metropolitan Court received the file provided by the Superior Tribunal ordered to remit the files to the First Section of the Superior Tribunal. On December 1, 2014, the First Section of the Superior Tribunal remitted the file for resolution, which, as of the date of this document, is still pending.

On September 19, 2014, the Company was notified of the credit determined on the document 900-07-2014-52233, dated September 8, 2014, through which the SAT described a fiscal credit amounting to MXN 3,581.8 million due to supposed income tax payments omissions, penalties, surcharges and updates, stating that the Company withheld and notified of taxes applicable to interests paid to residents in foreign countries at a 4.9% rate instead of applying a 28% rate. The Company filed an appeal against the fiscal credit, which resulted in rescinding the fiscal credit against the Company and for the SAT to analyze the documents provided by the Company through the revision recourse and emit a new resolution. To address the previous, the SAT issued a new resolution determining a fiscal credit in the amount of MXN 23.2 million, with an appeal term due in March 7, 2016.

On July 10, 2015, the Municipal Treasurer of Minatitlán City Hall, in Veracruz, issued a resolution determining a fiscal credit on behalf of Pemex Refining (PR) in the amount of MXN 2,531 million regarding a debit on property tax from 2010 to 2015, with regard to the General Lázaro Cárdenas refinery, located in Minatitlán, and owned by PR. Two actions were promoted against such resolution:

A) Indirect Appeal, with regard to the potential actions executed by the City Hall of Minatitlán, in Veracruz, under the file 863/2015-V. of the Tenth District Court of the State of Veracruz, by which definitive suspension was granted; there will be a constitutional hearing in February 2016.
B) Administrative Dispute Trial, against the resolution dated July 10, 2015, by which on August 6, 2015 the admission of claim was accepted, so as to the suspension of the claimed action. The authority promoted the overseeing of the contentious trial regarding

the appeal trial 863/2015-V., which was discarded, and is waiting for the legal means of defense from the authority.

In February 2010, the SAT notified Pemex Refining ("PR") of the results of its review of PR's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, IVA and the Tax on Oil Revenues. On September 20, 2010, the SAT notified PR of a fiscal credit it owed that amounted to MXN 1,553.3 million due to a supposed omission of IVA, including penalties and interest, as of August 2010. On November 30, 2010, PR promoted an administrative claim against that resolution before the Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court. On November 20, 2013, the file was remitted to the Superior Tribunal derived from the exercise of the attraction faculty, which resides in the First Section. Said Superior Tribunal instructed the return of the case to the Third Regional Metropolitan Court to, once the violation of the procedure were remedied, the file should be remitted for sentence. The Regional Metropolitan Court received and ordered to remit the files to the First Section of the Superior Tribunal. On December 1, 2014, the First Section of the Superior Tribunal remitted the file to the fifth exhibit for resolution, which, as of the date of this document, is still pending.

INTERNAL CONTROL

The Company's management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information and the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS). The system of internal control over financial reporting includes those policies and procedures for:

- making sure that the records reasonably consider necessary details, that these are accurate and complete, and reflect the transactions and movements of the Company's assets;
- providing reasonable assurance that all transactions have been registered for the preparation of the financial statements in accordance with IFRS and that the Company's expenses are made only in accordance with authorizations of the management and authorized staff given the right to by subsidiaries or entities concerned; and
- providing management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect the Company's financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of the Company, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of the Company, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

FORWARD-LOOKING STATEMENT AND CAUTIONARY NOTE

Variations
Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding
Numbers may not total due to rounding.

Financial Information
Excluding budgetary and volumetric information, the financial information included in this document is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which the Company has adopted effective January 1, 2012. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos' 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) and its Annual Report filed with the Comisión Nacional Bancaria y de Valores (CNBV).

EBITDA is a non-IFRS measure. We show a reconciliation of EBITDA to net income in Table 33 of the annexes to the Results report as of September 30, 2015. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies or affiliates of Petróleos Mexicanos. It is important to mention, that our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity.

Methodology
We might change the methodology of the information disclosed in order to enhance its quality and usefulness, and/or to comply with international standards and best practices.

Foreign Exchange Conversions
Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the exchange rate at close for the corresponding period, unless otherwise noted. Due to market

volatility, the difference between the average exchange rate, the exchange rate at close and the spot exchange rate, or any other exchange rate used could be material. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate. It is important to note that we maintain our consolidated financial statements and accounting records in pesos. As of December 31, 2015, the exchange rate of MXN 17.2065 = USD 1.00 is used.

Fiscal Regime

Starting January 1, 2015, Petróleos Mexicanos' fiscal regime is ruled by the *Ley de Ingresos sobre Hidrocarburos* (Hydrocarbons Income Law). Since January 1, 2006 and until December 31, 2014, PEP was subject to a fiscal regime governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities were governed by the Federal Revenue Law.

The Special Tax on Production and Services (IEPS) applicable to automotive gasoline and diesel is established in the Production and Services Special Tax Law (*Ley del Impuesto Especial sobre Producción y Servicios*). As an intermediary between the Ministry of Finance and Public Credit (SHCP) and the final consumer, PEMEX retains the amount of the IEPS and transfers it to the Mexican Government. The IEPS rate is calculated as the difference between the retail or "final price," and the "producer price" of products. If the "final price" is higher than the "producer price," the IEPS is paid by the final consumer. If the opposite occurs, the "negative IEPS" amount can be credited against certain of PEMEX's tax liabilities and included in "Other income (expenses)" in its Income Statement.

PEMEX's "producer price" is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Until December 31, 2017, the Mexican Government may continue issuing pricing decrees to regulate the maximum prices for the retail sale of gasoline and diesel fuel, taking into account transportation costs between regions, inflation and the volatility of international fuel prices, among other factors. Beginning in 2018, the prices of gasoline and diesel fuel will be freely determined by market conditions. However the Federal Commission for Economic Competition, based on the existence of effective competitive conditions, can declare that prices of gasoline and diesel fuel are to be freely determined by market conditions before 2018.

Hydrocarbon Reserves

In accordance with the Hydrocarbons Law, published in the Official Gazette of the Federation on August 11, 2014, the National Hydrocarbons Commission (CNH) will establish and will manage the National Hydrocarbons Information Center, comprised by a system to obtain, safeguard, manage, use, analyze, keep updated and publish information and statistics related; which includes estimations, valuation studies and certifications.

DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY

CONSOLIDATED

Final Printing

As of January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking Statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
- activities relating to the generation of electrical energy;
- projected and targeted capital expenditures and other costs, commitments and revenues, and
- liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition, including on our ability to hire and retain skilled personnel;
- limitations on our access to sources of financing on competitive terms;
- our ability to find, acquire or have the right to access additional hydrocarbons reserves and to develop the reserves that we obtain successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico, including developments relating to the implementation of the laws that implement the new legal framework contemplated by the Energy Reform Decree (as described in our most recent Annual Report and Form 20-F);
- developments affecting the energy sector; and
- changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in our most recent Annual Report filed with the CNBV and available through the Mexican Stock Exchange (http://www.bmv.com.mx/) and our most recent Form 20-F filing filed with the SEC (http://www.sec.gov/). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

"PEMEX" refers to Petróleos Mexicanos, its productive state-owned subsidiaries, its affiliates, its Subsidiary Organisms and Subsidiary Companies.

ACCRONYMS USED IN THIS DOCUMENT

Thousand barrels per day (Mbd)
Million barrels (MMb)
Million barrels of oil equivalent (MMboe)
Million barrels of oil equivalent per day (MMboed)
Million cubic feet per day (MMcfd)
Thousand tons (Mt)
Million tons (MMt)
Dollars of the United States of America (USD)
Mexican pesos (MXN)
Euros (EUR)
Meters (m)
Kilometers (km)
Square kilometers (km^2)

(Figures stated in thousands, except as noted)

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on July 20, 1938 and came into effect on that date.

On December 20, 2013, the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and came into effect on December 21, 2013 (the "Energy Reform Decree"). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States ("Mexico") through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies in accordance with the applicable regulatory law.

The main aspects of the Energy Reform Decree related to Petróleos Mexicanos are:

- The Mexican Government will retain ownership and control of productive state-owned companies and legislation issued pursuant to the Energy Reform Decree will contain provisions regulating the management, organization, operation, contractual procedures and other legal actions to be undertaken by these productive state-owned companies. In the case of Petróleos Mexicanos, the relevant legislation is the new *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law).

- The *Comisión Reguladora de Energía* (Energy Regulatory Commission) will have the authority to grant permits to PEMEX (as defined below) and other companies to engage in natural gas processing, oil refining and transportation, storage, distribution and first-hand sales of hydrocarbons and petrochemicals and their derivatives in Mexico.

As part of the Secondary Legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the new Petróleos Mexicanos Law was published in the Official Gazette of the Federation. Most of the provisions of the Petróleos Mexicanos Law became effective on October 7, 2014, once the Board of Directors of Petróleos Mexicanos was designated, except for certain provisions. On December 2, 2014, once the new Board of Directors of Petróleos Mexicanos and the supervision, transparency and accountability mechanisms for Petróleos Mexicanos began operating, the *Secretaría de Energía* (Ministry of Energy) published in the Official Gazette of the Federation the declaration specified in Transitional Article 10 of the Petróleos Mexicanos Law, pursuant to which the special regime governing Petróleos Mexicanos' activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect, with the exception of the provisions relating to acquisitions, leases, services and public works matters. On June 10, 2015 the *Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias* (General Contracting Provisions for *Petróleos Mexicanos and its productive state-owned subsidiaries)* and therefore the special regime for acquisitions, leases, services and public works matters came into effect.

The *Ley de Hidrocarburos* (Hydrocarbons Law) was published on August 11, 2014 in the Official Gazette of the Federation and became effective the day following its publication. The Hydrocarbons Law repealed the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) that had been in effect prior to its publication.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of developing business, economic, industrial and commercial activities in order to carry out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and increase the income of the Mexican nation, while adhering to principles of equity and social and environmental responsibility.

In accordance with the special regime provided under the Petróleos Mexicanos Law, Petróleos Mexicanos is able to perform the activities, operations or services necessary to fulfill its purpose (i) by itself, (ii) with the support of the new productive state-owned subsidiaries and affiliates or (iii) by entering into agreements, alliances, partnerships or any other legal arrangement with Mexican or international entities in the private or public sectors.

The productive state-owned subsidiaries are productive state-owned companies empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos.

The Subsidiary Entities of Petróleos Mexicanos were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities, each of which is 100% owned by Petróleos Mexicanos, were *Pemex-Exploración y Producción, Pemex-Refinación* (Pemex-Refining), *Pemex-Gas and Petroquímica Básica* (Pemex-Gas and Basic Petrochemicals) and *Pemex-Petroquímica* (Pemex-Petrochemicals). The Subsidiary Entities were controlled by the Federal Government, and they consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

Before the secondary legislation came into effect pursuant to the Energy Reform Decree, the activities of Petróleos Mexicanos and its Subsidiary Entities were regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Mexican Constitution), the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, the Petróleos Mexicanos Law published in the Official Gazette of the Federation on November 28, 2008 and the *Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos* (Decree to establish the structure, operation, and control of the subsidiary entities, or the "Subsidiary Entities Decree") published in the Official Gazette of the Federation on March 21, 2012.

In accordance with Transitional Article 8 of the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the corporate reorganization proposed by the Director General of Petróleos Mexicanos.

Pursuant to the approved reorganization plan, the four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which will assume the rights and obligations of the existing Subsidiary Entities. *Pemex-Exploración y Producción* a Subsidiary Entity was transformed into *Pemex Exploración y Producción* (Pemex Exploration and Production) a productive state-owned subsidiary and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed in the productive state-owned subsidiary *Pemex Transformación Industrial* (Pemex Industrial Transformation).

As part of this reorganization plan, the Board of Directors of Petróleos Mexicanos also approved the creation of the new subsidiary entities *Pemex Perforación y Servicios* (Pemex Drilling and Services), *Pemex Logística* (Pemex Logistics), *Pemex Cogeneración y Servicios* (Pemex Cogeneration and Services), *Pemex Fertilizantes* (Pemex Fertilizers) and *Pemex Etileno* (Pemex Ethylene). Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved *the Estatuto Orgánico de Petróleos Mexicanos* (Organic Statute of Petróleos Mexicanos) and the *acuerdos de creación* (creation resolutions) of each productive state-owned subsidiary, with the following purpose:

- Pemex Exploration and Production: This entity will be in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons, in Mexico, in the Exclusive Economic Zone of Mexico and abroad.

- Pemex Industrial Transformation: This entity will perform activities related to refining, processing, processing, import, export, trading, processing and hydrocarbons ´sale.

- Pemex Drilling and Services: This will perform drilling services, wells repair and services, among others

- Pemex Logistics: This entity will provide crude oil, petroleum products and petrochemicals transportation, storage and related services to PEMEX and other companies, through strategies such pipelines and maritime and terrestrial means, as well as the capacity sales for guard and management, among others.

- Pemex Cogeneration and Services: This entity will generate, supply and trade electric and thermal energy, including but limited to the one produced in power plants and cogeneration plants, as well as the performance of technical and management services related to these activities to PEMEX and other companies, by itself or through companies in which it participates directly or indirectly, among others.

- Pemex Fertilizers: This entity will in charge of the production, distribution and trading ammonia, fertilizers and its derivatives, as well as related services, among others.

- Pemex Ethylene: This entity will produce, distribute and trade methane, ethane and propylene, directly or through others, among others.

(Figures stated in thousands, except as noted)

The Organic Statute of Petróleos Mexicanos was published, in the Official Gazette of the Federation, on April 28, 2015 and came into effect the day following its publication.

On April 28, 2015 the creation resolutions of the seven productive state-owned subsidiaries came into effect once the required administrative procedures to start operations were in place and the Board of Directors of Petróleos Mexicanos issued a statement about it, which was published in the Official Gazette of the Federation.

On May 29, 2015 the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and therefore, these creation resolutions came into effect on June 1st, 2015.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive state-owned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and therefore, these creation resolutions came into effect on August 1st, 2015.

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and therefore, these creation resolutions came into effect on October 1st, 2015.

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and therefore, these creation resolutions came into effect on November 1st, 2015.

As of the date of this report, all the creation resolutions of the productive state-owned subsidiaries have come into effect.

The principal distinction between the productive state-owned subsidiaries and the Subsidiary Companies (as defined below) is that the productive state-owned subsidiaries are productive state-owned entities, whereas the Subsidiary Companies are companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The "Subsidiary Companies" are defined as those companies which are controlled by PEMEX (see Note 3(a)).

"Associates", as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

(Figures stated in thousands, except as noted)

Petróleos Mexicanos, the productive state-owned subsidiaries and the Subsidiary Companies are referred to collectively herein as "PEMEX".

PEMEX's address and its principal place of business is:

Av. Marina Nacional No. 329
Col. Verónica Anzures
Delegación Miguel Hidalgo
México, D.F. 11300
México

NOTE 2. BASIS OF PREPARATION

(a) Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of December 31, 2015 and December 31, 2014, and for the twelve-month periods ended December, 2015 and 2014, in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX's audited consolidated financial statements for the year ended December 31, 2014. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

On February 26, 2016, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Víctor M. Cámara Peón, Deputy Director of Accounting and Fiscal Matters, and Mr. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(b) Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost basis or present value. The principal items measured at fair value are derivative financial instruments ("DFIs"). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

(c) Functional and reporting currency and translation of foreign currency operations

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and reporting currency, due to the following:

- The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;
- PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX's budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;
- Benefits to employees were approximately 41% of PEMEX's total liabilities as of December 31, 2015 and 51% of PEMEX's total liabilities as of December 31, 2014. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and
- Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico's monetary policy regulator, the *Banco de México*, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

Translation of financial statements of foreign operations

The unaudited condensed consolidated interim financial statements of foreign subsidiaries and associates are translated into the reporting currency by identifying if the functional currency is different from the currency for recording the foreign operations. If the currencies for a foreign transaction are different, then the currency for recording the foreign transaction is first translated into the functional currency and then translated into the reporting currency using the period-end exchange rate for assets and liabilities reported in the unaudited condensed consolidated interim statements of financial position, the historical exchange rate at the date of the transaction for equity items and the weighted average exchange rate for income and expenses reported in the statement of comprehensive income of the period.

(d) Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the unaudited condensed consolidated interim financial statements are described in the following notes:

- Note 3(d) Financial instruments
- Note 3(g) Wells, pipelines, properties, plant and equipment
- Note 3(i) Impairment of non-financial assets
- Note 3(k) Provisions
- Note 3(l) Employee benefits
- Note 3(m) Taxes and federal duties; Deferred taxes

- Note 3(o) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the periods presented and followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

(a) Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities, Productive state-owned subsidiaries and Subsidiary Companies as defined in note 1. All intercompany balances and transactions have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements.

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Disclose information about subsidiaries, associates and joint arrangements are shown in note 4 and 11.

Investment in subsidiaries

The Subsidiary Entities, Productive state-owned subsidiaries and Subsidiary Companies are those controlled by Petróleos Mexicanos. The Subsidiary Entities, Productive state-owned subsidiaries and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

Petróleos Mexicanos controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The financial information of the Subsidiary Entities, Productive state-owned subsidiaries and Subsidiary Companies has been prepared based on the same period of Petróleos Mexicanos' unaudited condensed consolidated interim financial statements applying the same accounting policies.

Permanent investments in associates and joint arrangements

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. It is presumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint arrangements are those arrangements whereby two or more parties have joint control. A joint arrangement is either a joint operation or a joint venture. The classification of a joint arrangement as a joint operation or a joint venture depends on the rights and obligations of the parties to the arrangements. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets of the arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

Investments in associates and joint arrangements are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to participation in the arrangement and in accordance with the applicable IFRS. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint arrangement, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and/or joint arrangements.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the unaudited condensed consolidated interim statements of financial position, the unaudited condensed consolidated interim statements of changes in equity (deficit) as "non-controlling interests" and as "net income and comprehensive income for the period, attributable to non-controlling interests," in the unaudited condensed consolidated interim statements of comprehensive income.

Dividends paid in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to the owners is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to re-measurements of the fair value between the date on which the distribution is declared and the time when the assets are transferred are recognized directly in equity.

When distributing non-cash assets, any difference between the dividend paid and the carrying amount of the assets distributed is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

(b) Transactions in foreign currency

In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive results, any exchange component of that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss for the period.

(c) Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer of a liability occurs:

i. in the principal market for the asset or liability; or

ii. in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would use when pricing the asset or liability, assuming that the market participants act in their best economic interest.

(d) Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans and receivables; and (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and cash equivalents, short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate ("EIR") method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the statement of comprehensive income.

Derivative financial instruments

DFIs presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

Objective evidence that a financial asset or group of assets is impaired includes significant financial difficulty of the issuer or obligor, a breach of contract, such as a default or delinquency in interest or principal payments; the lender, for economic or legal reasons relating to the borrower´s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; it becoming probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of financial difficulties; or observable data indicating that there is a measurable decrease in the estimated future cash flows.

a) Impairment of financial assets carried at amortized cost

The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in the income result.

b) Impairment in available – for – sale financial assets

Additionally to the above mentioned, a significant prolonged decline in the fair value of an available – for – sale financial asset is also objective evidence of impairment.

When there is objective evidence of an impairment asset, the accumulated loss recognized in other comprehensive income shall be reclassified from equity to the income result even though the financial asset has not been derecognized.

If, in a subsequent period, the impairment loss decreases and the reduction could be objectively related to an event occurring after the impairment recognition, this impairment loss previously recognized shall be reversed in the income result.

(e) Cash and cash equivalents

Cash and cash equivalents are comprised of deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

With respect to the consolidated statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(f) Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory as well as other costs necessary to give them their inventory condition. The inventory costs is assigned using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the period.

Advances payments for purchase of inventories are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(g) Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable to capitalize as fixed assets, otherwise, they are recognized as exploration expenses. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

In accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16"), initial costs of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells,

The cost of financing projects that require large investments and financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, financing interest and any other costs directly attributable to start up. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, they are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance and replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are capitalized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The outflows of recurring maintenance, repairs and renovations carried out to maintain the facilities in normal operation condition are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the period, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment are significant relative to the total cost of the asset, the part is depreciated separately.

Useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at its fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is as a deferred liability relating to the period in which the items will provide PEMEX with a service.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

(h) Crude oil and natural gas reserves

In accordance with the Mexican Constitution, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. Based on before mentioned and according with the applicable standards, as of the date of these unaudited condensed consolidated interim financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes. PEMEX estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X ("Rule 4-10(a)") of the U.S. Securities and Exchange Commission ("SEC") as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves these accounting procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its unaudited condensed consolidated interim financial statements, including, for example, in the depreciation, amortization and other line item, based on these reserves.

(i) Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

The recoverable amount is defined as the higher of the fair value minus the cost of disposal and the use value. The value in use is determined through estimating the future cash inflows and outflows to be derived from continuing use of the assets and from its ultimate disposal and applying the appropriate discount rate before taxes that reflects their current market conditions and specific risks. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

In the case of cash-generating units or assets dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, considering a risk factor associated with such reserves.

Both impairment losses and their reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization of the relevant assets are recognized. Impairment losses are not presented as part of the costs that have been capitalized in the value of any asset. Impairment losses are not included in the production cost of inventory. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint arrangements and other permanent investments are recognized as profit (loss) sharing in associates.

Impairment losses could be reversed only if the reversal is related with a change in the estimation used after the impairment recognition, these reversal will not exceed the carrying value of the net assets of depreciation or amortization that would have been determined if the impairment had never been recognized.

(j) Leases

The determination of whether an agreement is or contains a lease is based on the economic substance of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments are recognized as expenses in the consolidated statement of comprehensive income in a straight line basis during the maturity of the lease and the variable rents are recognized as they accrue.

(k) Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation that can be estimated reliably and it is probable that a future disbursement required to settle the obligation. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of well, pipelines, properties, plant and equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(l) Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX's net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(m) Income Tax and federal duties

Current income tax

Current income tax assets or liabilities for the current and prior periods shall be measured at the amount expected to be paid or recovered from the taxation authorities, using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

Current taxes related with items that are recognized in equity shall be presented directly in other comprehensive income. At each reporting date, Pemex evaluates the regulations that are subject to interpretation and creates provisions when it is necessarily.

As of December 31, 2014, Petróleos Mexicanos was not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law). Petróleos Mexicanos became subject to the Income Tax Law for fiscal year 2015, following the repeal of the *Impuesto a los Rendimientos Petroleros* (Hydrocarbon Income Tax, or "IRP"). The Subsidiary Companies remain subject to the *Impuesto Sobre la Renta* (Income Tax, or "ISR").

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

Deferred tax liability shall be recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

- The initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- For taxable temporary differences associated with investments in subsidiaries, branches and associates, and interest in joint arrangements, a deferred tax liability shall be recognized when the parent, investor, joint venture or joint operator is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

- Where the deferred tax asset relating to deductible temporary difference arises from the initial recognition of asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of a deferred tax asset shall be reviewed at the end of each reporting period. An entity shall reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that a sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Unrecognized deferred tax assets are revalued at each reporting date and start recognizing to the extent that it is probable that future taxable income will be sufficient to allow recovery of the deferred tax asset.

Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities related with items that are recognized in equity shall be presented directly in other comprehensive income.

An entity shall offset deferred tax assets and deferred tax liabilities, if and only if the entity has a legally right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

Federal duties

PEMEX is subject to certain special taxes and duties, including taxes and duties based on the value of hydrocarbons extracted and taking into account certain deductions and established quotas.

These taxes and duties are recognized in accordance with IAS 12, Profit Tax (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined on a formula that considers the balance of income (or extraction valued at a selling price) less expenses, consequently, the tax should be recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet these criteria are recognized as liabilities and affecting the lines of costs and expenses relating to transactions that gave rise to them.

(n) Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or "IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight cost, commissions and the region in which the respective product is sold.

(o) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the unaudited condensed consolidated interim financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(p) Revenue recognition

Sales revenue is recognized the moment at which the risks and benefits of ownership of crude oil, refined products, natural gas, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

- In accordance with contractual terms;
- The moment at which the customer picks up product at PEMEX's facilities; or
- The moment at which PEMEX delivers the product to the delivery point.

PEMEX recognizes revenues for services at the time the collection right on such services arises.

(q) Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX's unaudited condensed consolidated interim statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX's administrative personnel, which include personnel-related expenses.

Other revenues—net

As of December 31, 2015, other revenues, net, consisted primarily of income received due to the "negative" IEPS Tax.

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

Derivative financial instruments (cost) income—net

Derivative financial instruments (cost) income represents the net effect of the profit or loss for the period associated with DFIs (see Note 3(d)).

Exchange (loss) gain

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the period.

(r) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

(s) Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current asset held for sale

Pemex classifies a Non-current asset as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, the asset is available for immediate sale and the sale is expected to be completed within one year from the date of classification, considering some exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount and fair value less cost to sale are presented in a separate line item in the unaudited condensed consolidated financial statements. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

The liabilities of a disposal group classified as held for sale shall be presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and presented as a single amount.

Non-current asset held for distribution to owners

When a non-current asset is classified as held for distribution to owners the assets must be available for immediate distribution in their present conditions and the distribution must be expected to be completed within one year from the date of classification, considering some exceptions.

Non-current assets classified as held for distribution are measured at the lower of its carrying amount and fair value less cost to distribute and are presented in a separate line item in the unaudited condensed consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

The liabilities of a disposal group classified as held for distribution to owners shall be presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and presented as a single amount.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and:

- Represents a separate major line of business or geographical area of operations,
- Is part or a single coordinated plan to dispose of a separated major line of business or geographical area of operations; or
- Is a subsidiary acquired exclusively with a view to resale.

The revenue, expenses and pre-tax profit or loss of discontinued operations are presented in a solely amount in the unaudited condensed consolidated financial statements of comprehensive income.

(t) Accounting changes

The IASB issued the new IFRS mentioned below, which are applicable to PEMEX and are effective for annual periods beginning January 1, 2015:

(Figures stated in thousands, except as noted)

a) IFRS 8, "Operating Segments" ("IFRS 8")

As part of the annual improvements to IFRS 2010-2012, the IASB published "Amendments to IFRS 8, Operating Segments (IFRS 8)."

IFRS 8 has been amended to require disclosure of the judgments made by management in aggregating operating segments. Such disclosure includes a description of the segments that have been aggregated and the economic indicators that have been assessed in determining that the aggregated segments share similar economic characteristics. Additionally, an entity must provide reconciliations of the segment assets.

Operating segments presented as of December 31, 2015 were amended in comparison with those presented as of December 31, 2014 (see Note 4).

b) Amendments to IAS 24, "Related Party Disclosures"

These amendments specify that the management entity providing key management personnel ("KMP") services should be identified as a related party and payments made to a management entity in respect of KMP services should be separately disclosed.

The amendments had no impact on these consolidated financial statements.

c) Amendments to IAS 40, "Investment Property" ("IAS 40")

The standard is amended to clarify that IAS 40 and IFRS 3 are not mutually exclusive. The guidance in IAS 40 assists preparers in distinguishing between investment property and owner-occupied property. The amendments clarify that preparers also need to refer to the guidance in IFRS 3 to determine whether the acquisition of an investment property is a business combination.

The amendments had no impact on these consolidated financial statements.

d) Amendments to IAS 27, "Equity Method in Separate Financial Statements" ("IAS 27")

In August 2014, the IASB issued amendments to IAS 27. These amendments to IAS 27 permit entities that use the equity method for recording investments in subsidiaries, joint ventures and associates to prepare separate financial statements.

The amendments are effective for periods beginning on or after January 1, 2016, with earlier application permitted.

PEMEX applied these amendments earlier and they had no impact on these consolidated financial statements.

(Figures stated in thousands, except as noted)

(u) New IFRS not yet adopted

The IASB issued the new IFRS mentioned below, which are effective for the annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its unaudited condensed consolidated interim financial statements.

a) Amendments to IAS 16 and IAS 38 "Intangible Assets" ("IAS 38")

The IASB issued the amendments and new IFRS mentioned below, which are effective for the annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Amendments will be applicable in 2016:

a) Amendments to IAS 16 and IAS 38 "Intangible Assets" ("IAS 38")

The amended IAS 16 prohibits entities from using revenue-based depreciation methods for items of property, plant and equipment.

The amended IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in two limited circumstances: a) the intangible asset is expressed as a measure of revenue; or b) ordinary revenue and the life of the assets are highly associated.

The expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016, and early application is permitted.

b) Amendments to IFRS 11, "Joint Arrangements" ("IFRS 11")

The amendments to IFRS 11 address how a joint operator should account for the acquisition of an interest in a joint operation that constitutes a business. IFRS 11 now requires that such transactions be accounted for using the related principles to business combination accounting established in IFRS 3, "Business Combinations" ("IFRS 3"), and additionally requires certain related disclosures.

These amendments also apply when a business is contributed to the joint operation upon its creation. The most significant impact of the amendments to IFRS 11 will be the recognition of goodwill (when there is an excess of the transferred consideration over the identifiable net asset) and the recognition of deferred tax assets and liabilities.

(Figures stated in thousands, except as noted)

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016. Early application is permitted.

c) Amendments to IFRS 10 and IAS 28, "Investments in Associates and Joint Ventures" ("IAS 28 (2011)")

The amendments to IFRS 10 address an identified inconsistency between the requirements of IFRS 10 and IAS 28 (2011) in the treatment of the sale or contribution of assets from an investor to an associate or joint venture.

The primary result of the amendments is that a gain or loss is recognized when such a transaction involves a business (whether or not it is a subsidiary). A gain or partial loss is recognized when the transaction involves assets that do not constitute a business, even if such assets are allocated to a subsidiary.

In December 2015, the IASB decided to defer indefinitely the effective date of this amendments.

d) Amendments to IFRS 5, "Non-Current Assets Held-for-Sale and Discontinued Operations" ("IFRS 5")

The amendments to IFRS 5 introduce specific guidance for the reclassification of an asset from held-for-sale to held-for–distribution-to-owners (or vice versa) or the discontinuation of held-for-distribution accounting.

The amendments state that:

- Such reclassifications should not be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and

- Assets that no longer meet the criteria for held-for-distribution-to-owners (and do not meet the criteria for held-for-sale) should be treated in the same manner as assets that cease to be classified as held-for-sale.

The amendments apply prospectively and are effective for periods beginning on or after January 1, 2016.

e) Amendments to IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7")

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for purposes of the required disclosure relating to transferred assets.

(Figures stated in thousands, except as noted)

The amendments apply retrospectively; however, to avoid the risk of hindsight affecting the determination of the required fair value disclosure, an entity is not required to apply the amendments to any period beginning prior to the annual period during which the amendments are first applied. The amendments also include an amendment to IFRS 1, "First Time Adoption of International Financial Reporting Standards."

The amendments are effective for periods beginning on or after January 1, 2016.

Applicability of the Amendments to IFRS 7 on Offsetting Disclosure to Condensed Interim Financial Statements

The amendments to IFRS 7 were made to eliminate uncertainty as to whether the disclosure required for offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements after January 1, 2013 or only in the first year. The amendments clarify that such disclosure is not explicitly required for all interim periods. However, the disclosure may need to be included in condensed interim financial statements to comply with IAS 34.

The amendments apply retrospectively in accordance with IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors" ("IAS 8") and are effective for periods beginning on or after January 1, 2016.

f) Amendments to IAS 19, "Employee Benefits" ("IAS 19")

The amendments to IAS 19 clarify that investment-grade corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments also provide for the assessment of the depth of the market for investment-grade corporate bonds at the relevant currency level.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

g) Amendments to IAS 34, "Interim Financial Reporting" ("IAS 34")

The amendments to IAS 34 clarify the requirements relating to information required by IAS 34 that is presented "elsewhere in the interim financial report" but is not included in the interim financial statements. The amendments require the inclusion of a cross-reference from the interim financial statements to the location of such information in the interim financial report, which must be available to users on the same terms and at the same time as the interim financial statements.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

Amendments will be applicable in 2017:

a) *IAS 12 "Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses" (IAS 12)*

IASB issues amendments to IAS 12 to clarify the diversity of practices in the recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value. The amendments to IAS 12 include some explanatory paragraphs and an illustrative example.

The amendments clarify the following aspects:

- Unrealized losses on debt instruments measured at fair value for accounting purposes and measured at cost for tax purposes give rise to deductible temporary difference regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use.

- The carrying amount of an asset does not limit the estimation of probable future taxable profits.

- Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

- An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are to be applied retrospectively and are effective for annual periods beginning on or after 1 January 2017. Earlier application is permitted PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

b) *Amendments to IAS 7 "Statement of Cash Flows" (IAS 7)*

The IASB issued amendments to IAS 7. The amendments are intended to clarify IAS 7 to improve information provided to user of financial statements about an entity's financing activities.

Changes

(Figures stated in thousands, except as noted)

The amendments in IAS 7 come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

To achieve this objective, the IASB requires that the following changes in liabilities arising from financing activities are disclosed: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effects of changes in foreign exchange rate; (iv) changes in fair values; and (v) other changes.

The IASB defines liabilities arising from financing activities as liabilities "for which cash flows were, or future cash flows will be, classified in the statements of cash flows as cash flows from financing activities". It also stresses that the new disclosure requirements also relate to changes in financial assets if they meet the same definition.

The amendments state that one way to fulfil the new disclosure requirements is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

The amendments are effective for annual periods beginning on or after 1 January 2017. Earlier application is permitted. Entities need not provide comparative information when they first apply the amendments.

Amendments effective for periods beginning in 2018.

a) IFRS 9, "Financial Instruments"

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 ("IFRS 9 (2014)"), replaces the previous versions of IFRS 9 and completes the IASB's project to replace IAS 39, "Financial Instruments."

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking "expected loss" impairment model and a substantially reformed approach to hedge accounting.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

(Figures stated in thousands, except as noted)

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity's business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity's risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk management in order to better reflect risk management activities in the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

b) IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15")

IFRS 15 describes a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue to represent the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

- identify customer contracts that fall within the scope of the new standard;
- identify the separate performance obligations in the contract based on the following criteria: a) sales of goods or services, separately, b) sales that are dependent or interrelated with other products or services; and c) homogeneous and consistent sales pattern;
- determine the price of the transaction by applying the following considerations: a) variable consideration and constraining estimates of variable consideration; b) the existence of a significant financing component in the contract; c) any non-cash consideration; and d) the consideration payable to the customer;
- allocate the transaction price to each separate performance obligation; and
- recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2018, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

New IFRS applicable in 2019

IFRS 16, "Leases"

On January 2016, the IASB published a new accounting standard, IFRS 16 Leases (IFRS 16), which replaces IAS 17 Leases and guide interpretation.

The main changes from the previous standard are:

- IFRS 16 provides a comprehensive model for the identification of the lease arrangements and their treatment in the financial statements of both lessees and lessors;
- the new standard applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer;

- the distinction between financial and operating leasing is removed, therefore, assets and liabilities are recognized in respect of all leases, with some exceptions for short-term leases and leases of low value assets;
- the standard does not include significant changes to the requirements for accounting by lessors.

The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that have also adopted IFRS 15 Revenue from Contracts with Customers. PEMEX is in the process of assessing the impact this new standard will have on its financial statements.

NOTE 4. PRODUCTIVE STATED-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

As it is mentioned in Note 1, due to Pemex´s reorganization, as of December 31, 2015, consolidated Stated owned entities were Pemex-Exploration and Production, Pemex Industrial Transformation, Pemex Cogeneration, Pemex Drilling and Services, Pemex Logistics, Pemex Fertilizers and Pemex Ethilen.

The consolidated Subisidary Companies are as follows:

- P.M.I. Marine, Ltd. (PMI Mar) (i)
- P.M.I. Services, B.V. (PMI SHO) (i)
- P.M.I. Holdings, B.V. (PMI HBV) (i)
- P.M.I. Trading, Ltd. (PMI Trading) (i)
- PEMEX Internacional España, S. A. (PMI SES) (i)
- P.M.I. Holdings Petróleos España, S.L. (HPE) (i)
- P.M.I. Services North América, Inc. (PMI SUS) (i)
- P.M.I. Holdings North América, Inc. (PMI HNA) (i)
- P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)
- P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)
- PMI Field Management Resources, S.L. (FMR) (i)
- PMI Campos Maduros SANMA, S. de R. L. de C. V. (SANMA) (i)
- Pro-Agroindustria, S. A. de C. V. (AGRO) (i)(iii)
- PMI Azufre Industrial, S. A. de C. V. (PMI AZIND) (i)(iii)
- PMI Infraestructura de Desarrollo, S. A. de C. V. (PMI ID) (i)(iii)
- PMI Cinturón Transoceánico Gas Natural, S.A. de C.V. (PMI CT) (i)(iv)
- PMI Transoceánico Gas LP, S.A. de C.V. (PMI TG) (i)(iv)
- PMI Servicios Portuarios Transoceánicos, S.A. de C.V. (PMI SP) (i)(iv)

- PMI Midstream del Centro, S.A. de C.V. (PMI MC) (i)(iv)
- PEMEX Procurement International, Inc. (PPI)
- Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)
- PEMEX Finance, Ltd. (FIN) (ii)
- Mex Gas Internacional, S.L. (MGAS) (v)
- Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V. (III)(vi)
- Kot Insurance Company, AG. (KOT)
- PPQ Cadena Productiva, S.L. (PPQCP)
- III Servicios, S. A. de C. V. (III Servicios)

i. Member Company of the "PMI Group".
ii. Non-controlling interest company.
iii. As of 2014, these companies were included in the consolidated financial statements of PEMEX.
iv. As of 2015, these companies were included in the consolidated financial statements of PEMEX.
v. Formerly Mex Gas International, Ltd.
vi. Formerly Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V.

NOTE 5. SEGMENT FINANCIAL INFORMATION

PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

- Pemex-Exploration and Production earns revenues from sales of domestic crude oil and natural gas, and from exporting crude oil through the Trading Companies. Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex-Refining.

- Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and jet fuel to *Aeropuertos y Servicios Auxiliares* (the Airports and Auxiliary Services Agency). Pemex-Refining's most important products are different types of gasoline.

- Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of naphtha, ethane, butane, natural gas and liquefied petroleum gas.

- Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals' revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

- Pemex Cogeneration and Services receives income from the generation, supply and sale of electricity and thermal energy; it also provides technical and management activities associated with these services.

- Pemex Drilling and Services receives income from drilling services, completion and wells repairing and the implementation of well services.

- Pemex Logistics earns income from service transportation and storage of oil, petroleum products and petrochemicals, through movement strategies by pipelines and by sea and land resources, and the sale of capacity to their maintenance and handling.

- Pemex Ethylene earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market.

- Pemex Fertilizers earns revenues from trading ammonia, fertilizers and its derivatives. Most of its products are produced for the domestic market.

- The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

- The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

(Figures stated in thousands, except as noted)

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX.

As of/for the year ended December 31, 2015	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Pemex Cogeneration	Pemex Drilling and Services	Pemex Logistics	Pemex Fertilizers	Pemex Ethylene	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment eliminations	Total
Sales:													
Trade	-	585,025,139	135,519,426	19,645,455	-	-	-	1,542,023	4,551,413	407,214,445	-	(47,545)	1,153,450,356
Intersegment	690,642,133	54,195,665	55,594,042	15,823,916	-	1,511,970	598,853	162,426	473,990	353,137,149	64,909,228	(1,237,049,372)	-
Services income	-	4,523,258	1,936,343	1,089,460	-		10,355,988	236	17,893	661,683	5,107,109	(10,779,858)	12,912,112
Cost of sales	612,356,431	633,869,089	174,153,269	26,424,228	2,793	706,896	10,030,394	1,835,643	6,115,599	749,655,199	5,929,955	(1,189,630,794)	1,031,448,702
Gross income (loss)	78,285,702	9,874,973	18,896,542	10,134,603	(2,793)	805,074	924,447	(130,958)	(1,072,303)	11,358,078	64,086,382	(58,245,981)	134,913,766
Other revenues and expenses, net	(4,793,679)	1,078,443	778,891	(614,294)	-	38	26,941	14,680	19,909	1,666,783	756,066	1,667,261	601,041
Transportation, distribution and sales expenses	-	18,177,140	2,359,311	(573,331)	1,448	-	3,009	4,416	53,359	428,639	254	(7,653,017)	12,801,228
Administrative expenses	13,067,459	28,926,471	5,345,080	7,961,390	3,451	8,553	104,794	152,404	519,351	1,850,392	15,578,033	(48,940,210)	24,577,168
Operating income (loss)	60,424,564	(36,150,195)	11,971,042	2,132,250	(7,692)	796,559	843,585	(273,098)	(1,625,104)	10,745,830	49,264,161	14,507	98,136,411
Financing income	25,852,078	111,077	2,632,152	46,306	-	43,690	37	3,503	7,728	1,153,310	110,749,416	(125,675,813)	14,923,484
Financing cost	(90,822,360)	(12,012,682)	(1,463,782)	(261,640)	-	(95,280)	(61,153)	-	-	(1,299,357)	(87,289,616)	125,535,830	(67,770,125)
Derivative financial instruments (cost) income, net	-	-	6,463	-	(85)	-	-	-	-	1,347,323	(22,803,663)	-	(21,449,877)
Exchange (loss) gain	(132,165,427)	(7,218,302)	(129,537)	(16,647)	-	(92,046)	(11,090)	(3,600)	(2,802)	339,081	(15,069,417))	-	(154,369,788)
Profit (loss) sharing in associates	(473,082)	-	671,868	-	(49,533)	-	-	-	-	1,942,773	(310,293,149)	310,356,219	2,155,096
Taxes, duties and other	376,682,705	-	1,275,639	-	(9,855)	-	(96,400)	(49,268)	(162,493)	6,802,875	8,788,623	-	393,231,827
Net (loss) income	(513,866,932)	(55,270,102)	12,412,567	1,900,269	(47,455)	652,923	867,793	(223,927)	(1,457,685)	7,426,085	(284,230,891)	310,230,743	(521,606,626)
Total current assets	712,581,961	53,674,178	104,246,918	137,229,116	61,648	2,171,717	49,162,929	1,464,791	4,976,464	72,388,842	322,821,292	(1,190,041,007)	270,738,850
Permanent investments in associates	919,654	-	6,687,977	-	360,299	-	-	8,500	-	11,845,489	197,835,411	(193,131,432)	24,525,898
Wells, pipelines, properties, plant and equipment, net	1,130,700,230	247,863,167	55,654,364	13,662,179	-	22,293,158	61,281,907	7,405,969	18,627,768	3,825,378	22,217,527	-	1,583,531,647
Total assets	1,868,555,193	301,723,263	166,933,910	151,169,530	431,802	24,464,875	112,684,485	8,953,792	24,002,650	93,310,707	1,878,265,078	(2,663,802,534)	1,966,692,746
Total current liabilities	294,632,280	35,888,765	30,639,594	42,877,798	236,232	1,331,055	12,720,247	1,484,712	4,534,980	35,657,547	1,164,025,602	(1,181,689,153)	442,339,657
Long-term debt	1,252,239,594	15,675,890	810,350	220,765	-	12,031,849	4,850,905	-	-	3,607,840	1,285,676,066	(1,274,240,093)	1,300,873,167
Employee benefits	379,150,943	395,819,390	96,358,257	117,314,976	61,171	417,817	368,036	12,533	3,611	(59,581)	289,938,289	-	1,279,385,441
Total liabilities	2,001,676,056	450,798,471	128,684,682	160,633,722	297,403	13,780,721	17,939,188	1,497,245	4,538,591	42,328,900	2,755,442,921	(2,470,671,102)	3,106,946,797
Equity (deficit)	(133,120,863)	(149,075,208)	38,249,228	(9,464,192)	134,399	10,684,153	94,745,296	7,456,547	19,464,058	50,981,806	(877,177,843)	(193,131,432)	(1,140,254,051)
Depreciation and amortization	144,565,221	11,608,150	7,096,026	2,212,620	-	612,741	337,364	158,505	442,504	84,493	831,695		167,949,319
Net periodic cost of employee benefits	(23,608,485)	(12,266,483)	(5,555,775)	(3,570,342)	(298)	-	(310)	-	-	119,819	(17,668,484)	-	(62,549,143)
Acquisition of wells, pipelines, properties, plant and equipment	180,301,575	51,334,395	4,966,869	1,604,582	-	-	682,063	320,762	1,735,024	1,456,988	6,221,860	-	248,624,118

(Figures stated in thousands, except as noted)

As of/for the years ended December 31, 2014	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment eliminations	Total
Sales:								
Trade	Ps. —	Ps.758,988,560	Ps.157,715,607	Ps.28,293,812	Ps. 630,291,313	Ps —	Ps. —	Ps.1,575,289,292
Intersegment	1,134,519,972	78,453,236	84,198,317	15,181,899	433,732,307	65,377,209	(1,811,462,940)	—
Services income	—	4,016,699	2,038,629	779,978	777,160	4,743,987	(917,871)	11,438,582
Cost of sales	357,576,627	916,867,969	238,920,142	47,661,733	1,059,616,060	3,730,490	(1,759,092,541)	865,280,480
Gross income (loss)	776,943,345	(75,409,474)	5,032,411	(3,406,044)	5,184,720	66,390,706	(53,288,270)	721,447,394
Other revenues and expenses, net	(3,190,604)	39,332,749	376,111	(361,504)	643,043	1,011,199	(258,597)	37,552,397
Transportation, distribution and sales expenses	—	31,071,231	3,024,325	1,061,157	493,651	468	(3,468,166)	32,182,666
Administrative expenses	43,131,979	31,941,961	11,038,955	14,107,044	1,806,000	59,442,914	(50,131,739)	111,337,114
Operating income (loss)	730,620,762	(99,089,917)	(8,654,758)	(18,935,749)	3,528,112	7,958,523	53,038	615,480,011
Financing income	14,784,998	258,069	2,653,747	142,115	1,157,820	87,371,829	(103,354,391)	3,014,187
Financing cost	74,492,786	9,917,204	346,660	72,354	1,068,869	69,026,534	(103,365,347)	51,559,060
Derivative financial instruments (cost) income, net	—	—	8,116	—	4,652,123	14,098,809)	—	(9,438,570)
Exchange (loss) gain	(63,865,750)	(5,077,441)	(132,849)	(29,136)	(96,785)	(7,797,200)	—	(76,999,161)
Profit (loss) sharing in associates	203,285	—	284,080	—	(247,303)	(263,425,082)	263,219,388	34,368
Taxes, duties and other	760,627,534	—	(21,772,116)	—	3,839,908	3,379,438	—	746,074,764
Net (loss) income	(153,377,025)	(113,826,493)	15,583,792	(18,895,124)	4,085,190	(262,396,711)	263,283,382	(265,542,989)
Total current assets	Ps. 579,201,519	Ps. 255,407,423	Ps. 105,121,847	Ps. 68,242,701	Ps. 83,345,895	Ps. 505,949,689	Ps. 1,307,941,793)	Ps. 289,327,281
Permanent investments in associates	1,392,737	488,499	5,059,612	—	8,483,563	67,164,220	(60,573,871)	22,014,760
Wells, pipelines, properties, plant and equipment— net	1,347,194,064	277,719,686	99,635,112	38,928,597	2,421,141	17,475,538	—	1,783,374,138
Total assets	1,953,828,467	535,094,903	210,625,967	108,444,584	102,955,361	1,580,484,899	(2,363,065,901)	2,128,368,280
Total current liabilities	206,711,128	330,308,600	31,965,537	8,229,852	57,265,930	1,000,368,240	(1,300,689,940)	334,159,347
Long-term debt	963,274,628	23,142,209	1,117,618	191,070	3,588,666	986,026,128	(979,956,033)	997,384,286
Employee benefits	448,887,587	463,143,546	110,913,462	139,554,046	641,279	310,948,608	—	1,474,088,528
Total liabilities	1,694,872,519	828,576,773	145,190,535	148,149,492	67,266,726	2,314,525,120	(2,302,492,031)	2,896,089,134
Equity (Deficit)	258,955,948	(293,481,870)	65,435,432	(39,704,908)	35,688,635	(734,040,221)	(60,573,870)	(767,720,854)
Depreciation and amortization	121,034,025	11,435,739	7,039,030	2,685,896	80,990	799,107	—	143,074,787
Net periodic cost of employee benefits	37,582,742	38,198,504	9,338,059	11,512,589	177,003	24,914,431	—	121,723,328
Acquisition of wells, pipelines, properties, plant and equipment	174,019,012	39,087,896	5,632,770	4,709,838	2,545,075	8,007,600	—	234,002,191

PEMEX's management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the unaudited condensed consolidated interim financial statements. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

(Figures stated in thousands, except as noted)

The following tables present accounting conciliations between individual and consolidated information.

As of/for the year ended December 31, 2015	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Pemex Cogeneration	Pemex Drilling and Services	Pemex Logistics	Pemex Fertilizers	Pemex Ethylene	Trading Companies	Corporate and Other Subsidiary Companies
Sales:											
By segment	690,642,133	644,337,883	193,053,201	36,558,831	-	1,511,970	10,954,841	1,704,685	5,048,600	761,213,474	70,016,337
Less unrealized intersegment sales		(593,821)	(3,390)	-	-	-	-	-	(5,304)	(200,197)	-
Total consolidated sales	690,642,133	643,744,062	193,049,811	36,558,831	-	1,511,970	10,954,841	1,704,685	5,043,296	761,013,277	70,016,337
Operating income (loss):											
By segment	63,346,750	(54,904,414)	10,932,868	840,673	(7,692)	700,748	(296,406)	(390,240)	(2,153,708)	10,451,300	49,264,161
Less unrealized intersegment sales	-	(593,821)	(3,391)	-	-	-	-	-	(5,304)	(200,197)	-
Less unrealized gain due to production cost valuation of inventory	404,977	19,348,040	1,041,565	1,291,577	-	-	-	-	2,163	494,727	-
Less capitalized refined products	(3,446,144)	-	-	-	-	-	-	-	-	-	-
Less amortization of capitalized interest	118,981	-	-	-	-	95,811	1,139,991	117,142	531,745	-	-
Total consolidated operating income (loss)	60,424,564	(36,150,195)	11,971,042	2,132,250	(7,692)	796,559	843,585	(273,098)	(1,625,104)	10,745,830	49,264,161
Net income (loss):											
By segment	(510,899,067)	(74,024,321)	12,376,900	622,153	(47,455)	557,112	(272,198)	(341,069)	(1,986,289)	7,131,555	(264,954,677)
Less unrealized intersegment sales	-	(593,821)	(3,391)	-	-	-	-	-	(5,304)	(200,197)	-
Less unrealized gain due to production cost valuation of inventory	404,977	19,348,040	1,041,565	1,291,577	-	-	-	-	2,163	494,727	-
Less capitalized refined products	(3,446,144)	-	-	-	-	-	-	-	-	-	
Less equity method for unrealized profits	(45,679)	-	(1,002,507)	(13,461)	-	-	-	-	-	-	(19,276,214)
Less amortization of capitalized interest	118,981	-	-	-	-	95,811	1,139,991	117,142	531,745	-	-
Total consolidated net income (loss)	(513,866,932)	(55,270,102)	12,412,567	1,900,269	(47,455)	652,923	867,793	(223,927)	(1,457,685)	7,426,085	(284,230,891)
Assets:											
By segment	1,891,334,999	329,105,039	171,394,152	151,951,387	431,802	28,422,125	230,860,654	15,085,979	42,296,757	98,349,158	1,858,988,864
Less unrealized intersegment sales	1,132	(3,477,744)	(22,723)	(2,435)	-	-	-	-	(5,304)	(293,536)	-
Less unrealized gain due to production cost valuation of inventory	(19,042,555)	(23,904,032)	(581,492)	(779,422)	-	-	-	-	2,163	(4,744,915)	-
Less capitalized refined products	(3,446,144)	-	-	-	-	-	-	-	-	-	
Less equity method for unrealized profits	(411,221)	-	(3,856,027)	-	-	(3,957,250)	(118,176,169)	(6,132,187)	(18,290,966)	-	19,276,214
Less amortization of capitalized interest	118,981	-	-	-	-	-	-	-	-	-	-
Total consolidated assets	1,868,555,193	301,723,263	166,933,910	151,169,530	431,802	24,464,875	112,684,485	8,953,792	24,002,650	93,310,707	1,878,265,078
Liabilities:											
By segment	2,001,676,056	450,798,471	128,684,682	160,633,722	297,403	13,780,721	17,939,188	1,497,245	4,538,591	40,803,763	2,755,442,921
Less unrealized gain due to production cost valuation of inventory										1,525,137	
Total consolidated liabilities	2,001,676,056	450,798,471	128,684,682	160,633,722	297,403	13,780,721	17,939,188	1,497,245	4,538,591	42,328,900	2,755,442,921

(Figures stated in thousands, except as noted)

As of/for the years ended December 31, 2014	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:						
By segment	Ps. 1,134,519,972	Ps. 844,588,586	Ps. 243,972,757	Ps. 44,258,725	Ps. 1,064,903,042	Ps. 70,121,196
Less unrealized intersegment sales	-	(3,100,091)	(20,204)	(3,036)	(102,262)	-
Total consolidated sales	Ps. 1,134,519,972	Ps. 841,458,495	Ps. 243,952,553	Ps. 44,255,689	Ps. 1,068,800,780	Ps. 70,121,196
Operating income (loss):						
By segment	Ps. 730,817,884	Ps. (101,970,712)	Ps. (9,527,142)	Ps. (19,066,287)	Ps. 5,844,320	Ps. 7,958,523
Less unrealized intersegment sales	-	(3,100,091)	(20,204)	(3,036)	(102,262)	-
Less unrealized gain due to production cost valuation of inventory	3,473,742	5,980,886	892,588	133,574	(2,213,946)	-
Less capitalized refined products	(3,789,845)	-	-	-	-	-
Less amortization of capitalized interest	118,981	-	-	-	-	-
Total consolidated operating income (loss)	Ps. 730,620,762	Ps. (99,089,917)	Ps. (8,654,758)	Ps. (18,935,749)	Ps. 3,528,112	Ps. 7,958,523
Net income (loss):						
By segment	Ps. (153,150,787)	Ps. (116,707,288)	Ps. 16,255,028	Ps. (19,129,147)	Ps. 6,401,398	Ps. (262,297,846)
Less unrealized intersegment sales	-	(3,100,091)	(20,204)	(3,036)	(102,262)	-
Less unrealized gain due to production cost valuation of inventory	3,473,742	5,980,886	892,588	133,574	(2,213,946)	-
Less capitalized refined products	(3,789,845)	-	-	-	-	-
Less equity method for unrealized profits	(29,116)	-	(1,543,620)	103,485	-	(98,865)
Less amortization of capitalized interest	118,981	-	-	-	-	-
Total consolidated net income (loss)	Ps. (153,377,025)	Ps. (113,826,493)	Ps. 15,583,792	Ps. (18,895,124)	Ps. 4,085,190	Ps. (262,396,711)
Assets:						
By segment	Ps. 1,973,640,697	Ps. 581,230,900	Ps. 215,690,484	Ps. 113,896,128	Ps. 107,000,991	Ps. 1,580,583,764
Less unrealized intersegment sales	1,132	(2,883,924)	(19,332)	(2,435)	(93,339)	-
Less unrealized gain due to production cost valuation of inventory	(15,776,956)	(43,252,073)	(1,623,055)	(2,071,000)	(3,952,291)	-
Less capitalized refined products	(3,789,845)	-	-	-	-	-
Less equity method for unrealized profits	(365,542)	-	(3,422,130)	(3,378,109)	-	(98,865)
Less amortization of capitalized interest	118,981	-	-	-	-	-
Total consolidated assets	Ps. 1,953,828,467	Ps. 535,094,903	Ps. 210,625,967	Ps. 108,444,584	Ps. 102,955,361	Ps. 1,580,484,899
Liabilities:						
By segment	Ps. 1,694,872,519	Ps. 828,576,773	Ps. 145,190,535	Ps. 148,149,492	Ps. 64,969,988	Ps. 2,314,525,120
Less unrealized gain due to production cost valuation of inventory	-	-	-	-	2,296,738	-
Total consolidated liabilities	Ps. 1,694,872,519	Ps. 828,576,773	Ps. 145,190,535	Ps. 148,149,492	Ps. 67,266,726	Ps. 2,314,525,120

(Figures stated in thousands, except as noted)

NOTE 6. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of December 31, 2015 and December 31, 2014, cash and cash equivalents were as follows:

	December 31, 2015		December 31, 2014	
Cash on hand and in banks[(i)]	Ps.	51,918,924	Ps.	68,330,390
Marketable securities		56,859,196		49,658,138
	Ps.	108,778,120	Ps.	117,988,528

(i) Cash on hand and in banks is primarily composed of cash in banks.

At December 31, 2015 and December 31, 2014, restricted cash was as follows:

	December 31, 2015		December 31, 2014	
Restricted cash	Ps.	9,246,772	Ps.	6,884,219

Restricted cash in 2015 and 2014 consists primarily of a deposit made by Pemex-Exploration and Production in the amount of U.S. $465,060 as a result of an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA"). On December 31, 2014, this deposit, including income interest, amounted to U.S. $465,303 (see Note 17(b)).

As of December 31, 2015, PMI HBV has deposited U.S. $78,801 in an account in Banco Santander, S.A. as additional collateral for a credit agreement in accordance with the terms of the agreement. The credit agreement requires that PMI HBV maintain a loan-to-value ratio based on the ratio between the principal amount of debt and the market value in U.S. dollars of the Repsol shares owned by PMI HBV. Accordingly, PMI HBV deposited this amount in order to maintain the loan-to-value ratio required under the credit agreement.

NOTE 7. ACCOUNTS RECEIVABLE AND OTHER

As of December 31, 2015 and December 31, 2014, accounts receivable and other receivables were as follows:

	December 31, 2015		December 31, 2014	
Export customers	Ps.	29,328,750	Ps.	20,960,915
Domestic customers		19,676,100		38,168,467
Tax credits		11,065,693		30,554,928
Sundry debtors		11,554,349		13,357,348
Employees and officers		5,634,114		5,560,644

(Figures stated in thousands, except as noted)

Advances to suppliers	5,523,740	5,583,148
Insurance claims	43,490	212,069
Other accounts receivable	33,624	25,448
	Ps. 82,859,860	Ps. 114,422,967

NOTE 8. INVENTORIES

As of December 31, 2015 and December 31, 2014, inventories were as follows:

	December 31, 2015	December 31, 2014
Crude oil, refined products, derivatives and petrochemicals products	Ps. 39,019,378	Ps. 45,126,915
Materials and products in stock	5,145,874	4,811,741
Materials and products in transit	120,750	-
	Ps. 44,286,002	Ps. 49,938,656

NOTE 9. AVAILABLE FOR SALE CURRENT FINANCIAL ASSETS

In accordance with the Energy Reform Decree, Petróleos Mexicanos and the Centro Nacional de Control de Gas Natural (National Center of Natural Gas Control, or CENAGAS) signed a framework agreement on October 29, 2015 for the transfer to CENAGAS of assets associated with the Sistema Nacional de Gasoductos (National Gas Pipeline System) and the distribution contract for the Naco-Hermosillo pipeline system valued approximately Ps. 33,213,762 as of December 31, 2015. PEMEX will be compensated for these assets pursuant to terms set by the Energy Regulatory Commision.

NOTE 10. AVAILABLE–FOR–SALE NON CURRENT FINANCIAL ASSETS

On January 1, 2014, PEMEX had a total of 53,703,915 shares of Repsol value at Ps. 17,728,490, which represented approximately 9.49% of Repsol's share capital.

On January 17, 2014, PMI HBV received its dividends in the form of 1,451,455 new Repsol shares.

On May 28, 2014, Repsol declared an extraordinary dividend to be paid out in cash, equivalent to one euro per share. On June 6, 2014, PMI HBV recognized a dividend for a total amount of Ps. 381,900, which was computed based on the number of shares it held at the time of distribution.

(Figures stated in thousands, except as noted)

In May 2014, Petróleos Mexicanos cancelled in advance the three equity swaps with financial institutions through which it had obtained the economic and voting rights of 67,969,767 shares of Repsol, opting to convert them in one equity swap. These shares amounted to approximately 5.13% of Repsol's total shares as of May 2014. On June 3, 2014, Petróleos Mexicanos cancelled the single equity swap.

On June 4, 2014, PMI HBV divested its direct interest in 36,087,290 shares of Repsol at a sale price of 20.10 euros per share following the approval of the Board of Directors of Petróleos Mexicanos. As a result of this operation, the remaining Repsol shares owned by PMI HBV were recognized as available-for-sale financial assets on December 31, 2014. The decision to divest PMI HBV's position in Repsol was driven by the relatively low returns obtained from this investment and the lack of mutual benefits derived from PEMEX's alliance with Repsol. As a result of the sale of these shares, PMI HBV recognized a loss of Ps. 215,119 in its statement of comprehensive income on December 31, 2014.

On June 16, 2014, Repsol approved the payment of a flexible dividend, from which PMI HBV received 488,923 new Repsol shares in July 2014, valued at Ps. 190,814.

On December 17, 2014, Repsol declared flexible dividends to its shareholders, from which PMI HBV received 575,205 new Repsol shares as an in kind dividend in January 2015. This amount is recognized as an account receivable of Ps. 163,834 as of December 2014.

On June 15, 2015, Repsol declared flexible dividends to its shareholders, from which PMI HBV will receive 592,123 new Repsol shares in July 2015. This amount was recognized as an account receivable of Ps. 171,451 as of June 2015.

On August 4, 2015, PMI HBV obtained a loan for U.S. $250,000, which bears interest at a rate of 1.79% and is due in 2018. The loan is collateralized by 20,724,331 Repsol shares.

On December 16, 2015, Repsol declared flexible dividends to its shareholders, from which PMI HBV received 942,015 new Repsol shares an in kind dividend in January, 2016. This amount was recognized as an account receivable of Ps. 188,490 as of December 2015.

As of December 31, 2015, PMI HBV holds 20,724,331 of Repsol shares.

As of December 31, 2015 and December 31, 2014, the investments in 20,724,331 and 19,557,003 shares of Repsol held by PMI HBV were valued at Ps. 3,944,695 and Ps. 5,414,574, respectively. The effect of the valuation on the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a loss of Ps. 3,206,316 at December 31, 2015 and a loss of Ps. 765,412 at December 31, 2014.

As of December 31, 2015 and December 31, 2014, PEMEX's direct holdings of Repsol shares amounted to approximately 1.48% and 1.45%, respectively, of Repsol's total shares.

(Figures stated in thousands, except as noted)

NOTE 11. PERMANENT INVESTMENTS IN ASSOCIATES

The permanent investments in associates as of December 31, 2015 and December 31, 2014 were as follows:

		Percentage of investment	December 31, 2015	December 31, 2014
Deer Park Refining Limited		49.995%	Ps. 10,517,043	Ps. 7,322,445
Gasoductos de Chihuahua, S. de R.L. de C.V.	(iii)	50.00%	6,454,806	4,778,939
Petroquímica Mexicana de Vinilo, S.A. de C.V.		44.09%	3,954,251	3,521,924
TAG Norte Holding, S. de R.L. de C.V.	(i)(v)	50.00%	-	2,071,825
Sierrita Gas Pipeline LLC	(i)	35.00%	983,059	885,792
Compañía Mexicana de Exploraciones, S.A. de C.V.	(ii)	60.00%	758,967	1,255,742
TAG Pipelines Sur, S. de R.L. de C.V.	(i)(v)	50.00%	-	544,201
Mexicana de Lubricantes, S.A. de C.V.	(iv)	49.00%	-	488,499
Frontera Brownsville, LLC		50.00%	404,129	546,463
Other—net		Various	1,453,643	598,930
Total			Ps. 24,525,898	Ps. 22,014,760

(i) New investment in 2014 not controlled by PEMEX, which is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).

(ii) Compañía Mexicana de Exploraciones, S. A. de C. V. is not controlled by PEMEX and is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).

(iii) On July 31, 2015, PEMEX announced the divestiture of Pemex-Gas and Basic Petrochemicals' 50% ownership interest in the Gasoductos de Chihuahua S. de R.L. de C.V. joint venture with Infraestructura Energética Nova, S.A.B. de C.V. PEMEX expects to complete this divestiture by December, 2015.

(iv) On October, 2015, PEMEX sold the divestiture of Pemex Refining 49% ownership interest in the Mexicana de Lubricantes, S.A. de C.V. joint venture with Impulsora Jalisciense, S.A. de C.V.,amounted Ps.826,175 and a profit of Ps. 337,675.

(v) On December 15, 2015, PEMEX sold the divestiture of PMI HBV ownership interest in the TAG Norte Holding, S. de R.L. de C.V., and TAG Pipelines Sur, S. de R.L. de C.V., joint ventures with TETL México Sur, S. de R.L. de C.V., amounted Ps.3,590,963 and a profit of Ps. 342,954.

Profit (loss) sharing in associates:

	As of December 31, 2015	As of December 31, 2014
Deer Park Refining Limited	Ps. 1,875,546	Ps. (228,498)
Gasoductos de Chihuahua, S. de R. L. de C. V.	646,019	244,958
Sierrita Gas Pipeline LLC	152,445	6,478
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	23,692	88,609
CH4 Energía S.A. de C.V.	20,951	26,224
Compañía Mexicana de Exploraciones, S. A. de C. V.	(496,774)	114,677
Petroquímica Mexicana de Vinilo, S. A. de C. V.	(61,952)	(89,280)
TAG Norte Holding, S. de R.L. de C.V.	-	(108,126)
TAG Pipelines Sur, S. de R.L. de C.V.	-	(57,330)
Frontera Brownsville, LLC	-	(740)
Texas Frontera, LLC	-	(3,722)
Other- net	(4,831)	(41,118)
	Ps. 2,155,096	Ps. 34,368

(Figures stated in thousands, except as noted)

NOTE 12. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT

As of December 31, 2015 and 2014 and January 1, 2014, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment													
Balances as of January 1, 2014	735,549,850	45,039,305	558,441,853	1,100,557,457	60,262,361	326,324,608	51,936,293	23,317,687	149,430,041	42,357,857	10,267,798	32,562	3,103,517,672
Acquisitions	23,713,976	1,713,819	4,604,246	47,206,226	955,327	5,867,427	3,602,912	2,200,877	141,566,631	889,450	79,715	1,486,211	233,886,817
Reclassifications	(4,413,133)	(623,772)	964,517	-	3,301,769	(59,381)	(385,362)	305,697	(127,229)	167,016	487,390	(303,270)	(685,758)
Capitalization	16,072,431	-	9,197,666	62,848,040	787,907	5,113,356	35,512	-	(94,183,427)	128,515	-	-	-
Impairment	(1,137,399)	-	(1,972,994)	(19,226,711)	(308,592)	-	-	-	-	-	-	-	(22,645,696)
Disposals	(10,820,292)	-	(136,259)	-	(595,503)	-	(369,649)	(1,822,247)	(868,767)	(729,831)	(9,197)	(631,750)	(15,983,495)
Balances as of December 31, 2014	758,965,433	46,129,352	571,099,029	1,191,385,012	64,403,269	337,246,010	54,819,706	24,002,014	195,817,249	42,813,007	10,825,706	583,753	3,298,089,540
Acquisitions	20,919,157	5,394,510	5,363,217	47,799,394	2,629,672	6,959,896	1,531,683	236,284	144,854,277	12,077,308	114,062	744,658	248,624,118
Reclassifications	9,599,097	(313,503)	2,816,080	-	957,965	774	(607,330)	387,331	1,809,110	25,521	(6,448,543)	(5,343)	8,221,158
Capitalization	33,362,415	-	17,143,253	75,942,767	1,301,395	13,670,992	35,933	590,435	(141,668,534)	209,655	-	(588,310)	
Impairment	(17,995,868)	-	(26,118,368)	(163,895,770)	(877,910)	(19,419,216)	-	-	(762,588)	-	-	-	(229,069,720)
Disposals	(59,099,798)	(29,884,313)	(142,797,588)	-	(2,981,818)	-	(2,813,685)	(9,886,969)	(531,394)	(11,775,972)	(4,492,272)	(106,033)	(264,369,842)
Balances as of December 31, 2015	745,750,436	21,326,046	427,505,623	1,151,231,403	65,432,573	338,458,456	52,966,307	15,329,095	199,518,120	43,349,519	(1,047)	628,725	3,061,495,256
Accumulated depreciation and amortization													
Balances as of January 1, 2014	(309,661,639)	(25,498,940)	(215,850,314)	(631,582,963)	(35,069,105)	(109,806,704)	(34,503,429)	(12,623,928)	-	-	(7,341,909)	-	(1,381,938,931)
Depreciation	(38,183,033)	(2,879,780)	(16,640,385)	(64,135,419)	(1,414,222)	(15,143,005)	(3,418,783)	(1,260,160)	-	-	-	-	(143,074,787)
Reclassifications	735,813	607,072	(179,524)	-	(1,073,720)	26,842	525,701	173,184	-	-	(129,792)	-	685,576
Disposals	7,816,567	-	12,172	-	412,737	-	345,065	899,753	-	-	126,446	-	9,612,740
Balances as of December 31, 2014	(339,292,292)	(27,771,648)	(232,658,051)	(695,718,382)	(37,144,310)	(124,922,867)	(37,051,446)	(12,811,151)	-	-	(7,345,255)	-	(1,514,715,402)
Depreciation	(41,107,245)	(3,041,899)	(16,777,702)	(84,824,093)	(1,608,620)	(15,984,297)	(3,533,648)	(1,071,815)	-	-		-	(167,949,319)
Reclassifications	(12,146,735)	283,636	(310,859)	-	(135,773)	-	1,259,428	(402,648)	-	-	3,231,792	-	(8,221,159)
Disposals	55,982,029	29,951,896	110,415,176	98,836	1,154,416	-	2,812,054	8,391,094	-	-	4,116,770	-	212,922,271
Balances as of December 31, 2015	(336,564,243)	(578,015)	(139,331,436)	(780,443,639)	(37,734,287)	(140,907,164)	(36,513,613)	(5,894,520)			3,307		(1,477,963,609)
Wells, pipelines, properties, plant and equipment—net as of December 31, 2014	419,673,141	18,357,704	338,440,978	495,666,630	27,258,959	212,323,143	17,768,260	11,190,863	195,817,249	42,813,007	3,480,452	583,753	1,783,374,138
Wells, pipelines, properties, plant and equipment—net as of June 30, 2015	409,186,193	20,748,031	288,174,187	370,787,764	27,698,286	197,551,292	16,452,695	9,434,575	199,518,120	43,349,519	2,260	628,726	1,583,531,647
Depreciation rates	3to5%	5%	2to7%	-	3to7%	4%	3to10%	4to20%	-	-	-	-	-
Estimated useful lives	20 to 35 years	20 years	15 to 45 years	-	33 to 35 years	25 years	3 to 10 years	5 to 25 years	-	-	-	-	-

(Figures stated in thousands, except as noted)

a. The combined depreciation of fixed assets and amortization of wells as of December 31, 2015 and 2014, recognized mainly in operating costs, was Ps. 167,949,319 and Ps. 143,074,787, respectively, which includes costs related to plugging and abandonment of wells as of December 31, 2015 and 2014 of Ps. 1,401,870 and Ps. 2,011,027, respectively.

b. As of December 31, 2015 and December 31, 2014, provisions relating to future plugging and abandonment costs amounted to Ps. 56,888,680 and Ps. 52,460,749, respectively, and are presented in the "Provisions for sundry credits" line item.

c. As of December 31, 2015 Pemex recognized an impairment of fixed assets of Ps. (229,069,720) mainly due to the decrease in cash flows as a result of the steep decline in crude oil prices and the regulation issued by the National Hydrocarbon Commission, effective 2016, which reduces the economic horizon of oil reserves assigned to PEMEX in Round Zero to 20 years.

As of December 31, 2014 and 2013, the value in use of the Integral Burgos, Poza Rica and Macuspana projects was unfavorable due to the decline in gas prices in the international market as well as the condition of economic hydrocarbon reserves located at these projects, which resulted in impairment charges of Ps. (21,199,704). As of December 31, 2014 and 2013, Pemex-Petrochemicals recognized impairment charges totaling Ps. (1,445,992).

d. As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and other hydrocarbons commonly referred to as Round Zero, Pemex-Exploration and Production received temporary assignments of certain asset blocks, some of which may be transferred to third parties in the future. These investments will be compensated at their fair value pursuant to the terms determined by Ministry of Energy. As of December 31, 2015, the aggregate value of the asset blocks that were assigned on a temporary basis to Petróleos Mexicanos as part of Round Zero totals approximately Ps. 65,609,350.

The value of these assets and contracts is subject to change between the date of these unaudited condensed consolidated interim financial statements and the time at which such assets and contracts are transferred, either due to additional adjustments in valuation or changes in the assets types of assets and contracts to be transferred. The transfer of assets and contracts may take up to two years.

(Figures stated in thousands, except as noted)

NOTE 13. OTHER ASSETS

At December 31, 3015 and December 31, 2014, the balance of other assets was as follows:

	December 31, 2015	December 31, 2014
Accounts receivables [(i)]	Ps. 50,000,000	Ps. -
Construction in progress (wells)	16,067,865	14,970,904
Payments in advance	1,980,260	2,959,819
Other	5,413,506	4,694,541
	Ps. 73,473,021	Ps. 22,625,264

[(i)] On December 24, 2015, the SHCP published in the Official Gazette of the Federation the Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias (General provisions regarding the assumption by the Federal Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations state the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP is to assume a portion of the payment obligations related to our pensions and retirement plans. An independent expert will review the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX.

In accordance with these provisions and prior to the completion of the independent expert's review described above, on December 24, 2015, the Mexican Government issued, through the SHCP, a Ps. 50.0 billion promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrues interest at a rate of 6.93% per year, is expected to be exchanged for different credit instruments once the independent expert concludes its review. We recognized this promissory note as a long-term account receivable and a Mexican Government equity contribution to Petróleos Mexicanos.

NOTE 14. DEBT

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to December 31, 2015, PEMEX participated in the following financing activities:

- On January 16, 2015, Petróleos Mexicanos obtained a direct loan for Ps. 7,000,000 bearing interest at a floating rate linked to the *Tasa de Interés Interbancaria de Equilibrio* (Interbank Equilibrium Interest Rate, or "TIIE"), which matures on January 16, 2016.

(Figures stated in thousands, except as noted)

- On January 22, 2015, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $ 42,000,000 to U.S. $ 52,000,000. As of the date of these unaudited condensed consolidated interim financial statements, all debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex Cogeneration and Services.

- On January 23, 2015, Petróleos Mexicanos issued U.S. $ 6,000,000 of its debt securities under its U.S. $ 42,000,000 Medium-Term Notes Program, Series C in three tranches: (1) U.S. $ 1,500,000 of its 3.500% Notes due 2020; (2) U.S. $ 1,500,000 of its 4.500% Notes due 2026; and (3) U.S. $ 3,000,000 of its 5.625% Bonds due 2046.

- On January 30, 2015, Petróleos Mexicanos amended the terms of its revolving credit facility in order to increase the amount available thereunder from U.S. $ 1,250,000 to U.S. $ 3,250,000 and to extend the maturity date to February 5, 2020. On February 5, 2015, Petróleos Mexicanos borrowed U.S. $ 1,950,000 under this facility to prepay in full its U.S. $ 700,000 credit facility dated as of December 17, 2014.

- On February 11, 2015, Petróleos Mexicanos issued Ps. 24,287,902 aggregate principal amount of *Certificados Bursátiles* in three tranches. The first tranche was issued at a fixed rate of 7.47% due 2026 in an aggregate principal amount of Ps. 17,000,000, consisting of (1) an international offering outside of Mexico of Ps. 9,000,000 of "Euroclearable *Certificados Bursátiles*," which are eligible for clearance through Euroclear Clearance System plc and Indeval, and (2) a concurrent offering to the public in Mexico of Ps. 8,000,000. This issuance was a reopening of the same series of *Certificados Bursátiles* due 2026 that was originally issued on November 27, 2014. The second tranche was issued at a floating rate due 2020 in an aggregate principal amount of Ps. 4,300,000. This issuance was a reopening of the same series of *Certificados Bursátiles* due 2020 that was originally issued on November 27, 2014. The third tranche was issued at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 565,886,800 *Unidades de Inversión* ("UDIs"), equivalent to Ps. 2,987,902. This issuance represented the fourth reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014, September 11, 2014 and November 27, 2014. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 200,000,000 or UDI equivalent *Certificados Bursátiles* Program.

(Figures stated in thousands, except as noted)

- On February 11, 2015, Petróleos Mexicanos entered into a term loan credit facility in the amount of U.S. $ 2,000,000. On February 17, 2015, Petróleos Mexicanos borrowed U.S. $ 2,000,000 under this facility to prepay in full its credit agreement dated as of November 18, 2010.

- On March 24, 2015, the CNBV authorized Petróleos Mexicanos' Short-Term *Certificados Bursátiles* Program for an aggregate revolving amount of Ps. 100,000,000. As of the date of these unaudited condensed consolidated interim financial statements, all debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex Cogeneration and Services.

- On April 21, 2015, Petróleos Mexicanos issued €2,250,000 of its debt securities under its U.S. $ 52,000,000 Medium-Term Notes Program, Series C in two tranches: (1) €1,250,000 of its 2.750% Notes due 2027; and (2) €1,000,000 of its 1.875% Notes due 2022. As of the date of these unaudited condensed consolidated interim financial statements, all debt issued under this program are guaranteed by Pemex Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, and Pemex Cogeneration and Services.

- On May 6, 2015, AGRO made a disbursement of US $50,000 at floating rate, maturing to December 18, 2017.

- On June 26, 2015, Petróleos Mexicanos made a disbursement of US $500,000 from revolving credit lines.

- On July 7, 2015, Petróleos Mexicanos obtained a loan for Ps. 18,000,000 bearing interest at a floating rate linked to TIIE plus 0.95%, which matures on July 7, 2025.

- On July 16, 2015, Petróleos Mexicanos issued in the Mexican market Ps. 7,721,582 aggregate principal amount of Certificados Bursátiles under its Ps. 200,000,000 or UDI equivalent Certificados Bursátiles Program, in three tranches: (1) an aggregate principal amount of Ps. 650,000 at a floating rate linked to TIIE plus 0.15% due 2020; (2) an aggregate principal amount of Ps. 6,100,000 at a fixed rate of 7.47% due 2026; and (3) an aggregate principal amount of 183,941 UDIs, equivalent to approximately Ps. 971,582, at a fixed rate of 3.94% due 2026. As of September 30, 2015, all debt securities issued under this program are guaranteed by Pemex Exploration and

(Figures stated in thousands, except as noted)

Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex Cogeneration and Services and Pemex Drilling and Services.

- On July 31, 2015, Petróleos Mexicanos issued U.S. $525,000 of notes due 2025, which bear interest at a fixed rate of 2.46%. The notes are guaranteed by the Export-Import Bank of the United States.

- On August 4, 2015, PMI HBV obtained a loan for U.S. $250,000, which bears interest at a rate of 1.79% and is due in 2018. The loan is collateralized by 20,724,331 Repsol shares.

- On August 28, 2015, Petróleos Mexicanos borrowed U.S. $120,000 from a certain U.S. $3,250,000 revolving credit line, which bears interest at a floating rate linked to the London Interbank Offered Rate ("LIBOR") that is due in February 2016.

- On September 15, 2015, Petróleos Mexicanos withdrew U.S. $800,000 of one of its revolving credit lines.

- On September 30, 2015, Petróleos Mexicanos entered into a credit facility in the amount of Ps. 5,000,000, which bears interest at a floating rate linked to TIIE and matures in September 2023. This credit facility was fully disbursed on October 7, 2015.

- On September 30, 2015, Petróleos Mexicanos borrowed U.S. $500,000 from its revolving credit line, which bears interest at a rate linked to LIBOR and matures in December 2025. The credit facility is guaranteed by the Export-Import Bank of the United States.

- On September 30, 2015, Petróleos Mexicanos borrowed U.S. $475,000 from its revolving credit line, which bears interest at a rate linked to LIBOR and matures in December 2025. The credit facility is guaranteed by the Export-Import Bank of the United States.

- On September 30, 2015, Petróleos Mexicanos issued in the Mexican market Ps.7,400,493, aggregate principal amount of Certificados Bursátiles under its Ps.200,000,000, or UDI equivalent Certificados Bursátiles Program, in two tranches: (1) an aggregate principal amount of Ps. 1,357,737 at a fixed rate of 3.68% due 2018; and (2) an aggregate principal amount of 1,138,056 UDIs, equivalent to approximately Ps. 6,042,756, at a fixed rate of 5.23% due 2035. As of September 30, 2015, all debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex-Refining,

(Figures stated in thousands, except as noted)

Pemex-Gas and Basic Petrochemicals, Pemex Cogeneration and Services and Pemex Drilling and Services.

- On October 7, 2015, Petróleos Mexicanos obtained a loan from a line of credit for Ps. 5,000,000, bearing interest at a floating rate linked to TIIE, which matures on September 30, 2023.

- On October 16, 2015, Petróleos Mexicanos obtained a loan from a line of credit for Ps. 5,000,000, bearing interest at a floating rate linked to TIIE, which matures on October 16, 2022.

- On November 6, 2015, Petróleos Mexicanos issued €100,000, of notes due 2030, which bear interest at a fixed rate of 4.625%. The notes are guaranteed by PEP, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

- On December 8, 2015, Petróleos Mexicanos issued CHF 600,000, of its 1.5% Notes due 2020 under its U.S. $52,000,000, Medium-Term Notes Program, Series C. The notes are guaranteed by PEP, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

- On December 15, 2015, Petróleos Mexicanos obtained a loan for Ps. 10,000,000, bearing interest at a floating rate linked to the TIIE, which matures on March 15, 2016.

- On December 29, 2015, Petróleos Mexicanos obtained a loan for Ps. 4,400,000, bearing interest at a floating rate linked to the TIIE, which matures on March 29, 2016.

- During the period from March 26, 2015 to December 31, 2015 Petróleos Mexicanos issued a total of Ps. 40,000,000 of short-term *Certificados Bursátiles* at a fixed and floating rates, under its Short-Term *Certificados Bursátiles* Program and repaid Ps. 40,000,000.

- Additionally, Petróleos Mexicanos withdrew U.S. $132,700 during the period from January 1, 2015 to December 31, 2015.

On December 21, 2015, Petróleos Mexicanos subscribed a new bilateral revolving credit line of $3,500,000, which matures on three years, bearing interest at a floating rate linked to the TTIE of 28 days, plus 60 base points. This line will replace its similar which expired on December 23, 2015.

(Figures stated in thousands, except as noted)

As of December 31, 2015, Petróleos Mexicanos had U.S. $4,500,000 and Ps. 23,500,000 in lines of credit in order to ensure liquidity both available in US $130,000 and $ 9,100,000, respectively.

NOTE 15. FINANCIAL INSTRUMENTS

(a) Fair value hierarchy

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 1 and Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

The following tables present information about PEMEX's assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2015 and December 31, 2014:

	Fair value hierarchy			Total as of December 31,
	Level 1	2015	Level 3	2015
Financial Assets:				
Derivative financial instruments	Ps. —	Ps. 1,601,106	Ps. —	Ps. 1,601,106
Available-for-sale financial assets	3,944,695	—	—	3,944,695
Permanent investments in associates	—	24,525,898	—	24,525,898
Financial Liabilities:				
Derivative financial instruments	—	(27,300,687)	—	(27,300,687)

(Figures stated in thousands, except as noted)

	Fair value hierarchy			Total as of December 31, 2014
	Level 1	Level 2	Level 3	
Financial Assets:				
Derivative financial instruments	Ps. —	Ps. 1,562,556	Ps. —	Ps. 1,562,556
Available-for-sale financial assets	5,414,574	—	—	5,414,574
Permanent investments in associates	—	22,014,760	—	22,014,760
Financial Liabilities:				
Derivative financial instruments	—	(17,459,740)	—	(17,459,740)

(b) Fair value of derivative financial instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

(c) Accounting treatment

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within

its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for designation as hedges under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are

(Figures stated in thousands, except as noted)

recognized in the "Derivative financial instruments (cost) income—net" line item in the consolidated statement of comprehensive income.

As of December 31, 2015 and December 31, 2014, the net fair value of PEMEX's outstanding DFIs was Ps. (25,699,581) and Ps. (15,897,184), respectively. As of December 31, 2015 and December 31, 2014, PEMEX did not have any DFIs designated as hedges.

For the periods ended December 31, 2015 and 2014, PEMEX recognized a net (loss) gain of Ps. (21,449,877) and Ps. (9,438,570), respectively, in the "Derivative financial instruments (cost) income—net" line item with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, in accordance with its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX determined that these agreements do not meet the criteria required to generate embedded derivatives and therefore, for the periods ended December 31, 2015 and December 31, 2014, PEMEX did not recognize any effects related to embedded derivatives (either foreign currency or index) in its statement of comprehensive income.

NOTE 16. PROVISIONS FOR SUNDRY CREDITORS

At December 31, 2015 and December 31, 2014, the provisions for sundry creditors and others is as follows:

		December 31, 2015		December 31, 2014
Provision for plugging of wells (Note 10)	Ps.	56,888,680	Ps.	52,460,749
Provision for litigation and claims in process (Note 15)		12,775,263		19,787,440
Provision for environmental costs (Note 15)		3,521,838		6,174,754
	Ps.	73,185,781	Ps.	78,422,943

NOTE 17. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings and described in further detail in this Note.

a. PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted.

(Figures stated in thousands, except as noted)

Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials. As of December 31, 2015 and December 31, 2014, the reserve for environmental remediation expenses totaled Ps. 3,521,838 and Ps. 6,174,754, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

- PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these unaudited condensed consolidated interim financial statements. As of December 31, 2015 and December 31, 2014, PEMEX had accrued a reserve of Ps. 12,775,263 and Ps. 19,787,440, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

    - In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,646 and Ps. 34,459, plus interest. On September 25, 2013, the U.S. District Court for the Southern District of New York issued a final judgment confirming the arbitration award. Pemex-Exploration and Production was ordered to pay COMMISA U.S. $465,060, which included Pemex-Exploration and Production's U.S. $106,828 guarantee. Each party is to pay its value added taxes and interest relating to the award. In November 2013, Pemex-Exploration and Production deposited this amount in a bank account in New York as a condition to filing its appeal with the U.S. Second Circuit Court of Appeals, which it did on January 28, 2014. On November 20, 2014, a hearing was held. On February 6, 2015, the U.S. Department of Justice filed an *amicus curiae* brief before the U.S. Second Circuit Court of Appeals to present the views of the U.S. Government with respect to the case, which were favorable to Pemex-Exploration and Production's position. As of the date of these financial statements, a final resolution is still pending. On January 22, 2013 COMMISA requested from the authorities in Luxembourg an execution of the arbitration award and an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions. The attachment of assets was denied and COMMISA filed a second request, which

(Figures stated in thousands, except as noted)

was suspended until an appeal filed by COMMISA on January 19, 2015 before the Court of Appeals in Luxembourg is solved and decides if a Mexican judgment declaring the arbitration award null and void by the Mexican courts is valid in Luxembourg. On March 25, 2015, Pemex-Exploration and Production filed its pleadings. A hearing is expected to be held on May 2, 2016.

- In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the Primera Sección de la Sala Superior (First Section of the Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment. On September 3, 2014, the Third Regional Court complied with this request. Pemex-Exploration and Production filed its rejoinders on September 10, 2014. On December 1, 2014, the First Section of the Superior Court ordered a final judgment to be issued, which is still pending as of the date of these financial statements.

- On September 19, 2014, the Tax Management Service notified Petróleos Mexicanos (motion No. 900-07-2014-52233 dated September 8, 2014) that it had determined that Petróleos Mexicanos owed Ps. 3,581,878 for allegedly failing to properly withhold income taxes on interest payments to foreign residents during 2008, which were based on a 4.9% rate instead of a 28% rate. On November 3, 2014, Petróleos Mexicanos filed a motion to revoke the Tax Management Service's assessment, which was granted. The Tax Management Service issued a new resolution determined that Petróleos Mexicanos owed Ps. 23,261. This determination can be disputed by Petróleos Mexicanos before March 7, 2016.

- On June 11, 2015, the Segunda Sala Regional del Noreste (Second Regional Northeast Court) notified Pemex-Refining of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera

(Figures stated in thousands, except as noted)

and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje seeking Ps. 2,094,232 in damages due to hydrocarbons′ spill in their land. Pemex-Refining filed a response to this claim and, among other things, argue that the Second Regional Court lacked jurisdiction, which was granted and the claim was sent to First Section of the Superior Court (file no. 2383/15-06-02-4-OT/3668/15-EAR-01-11/2079/15-51-03-6), which as of the date of these financial statements is still under review by the Court.

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,372 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the Sala Superior (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment. On September 3, 2014, the Third Regional Court complied with this request. Pemex-Refining filed its rejoinders on September 10, 2014. On December 1, 2014, the First Section of the Superior Court ordered a final judgment to be issued, which is still pending as of the date of these financial statements.

- On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment. A final judgment was issued in favor of Pemex-Gas and Basic Petrochemicals and required that each party cover its respective legal expenses, which the parties subsequently appealed. Pemex-Gas and Basic Petrochemicals' appeal requested that the expenses related to these proceedings be paid by the plaintiff. As of the date of these financial statements, a final resolution is still pending.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking,

(Figures stated in thousands, except as noted)

among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and nonpayment by Pemex-Exploration and Production under the contract. On December 31, 2014, a final judgment was issued in favor of Pemex-Exploration and Production. The plaintiff subsequently filed an appeal, which was denied on May 11, 2015. On June 3, 2015, the plaintiff filed an amparo (02/2015) against this resolution, which as of the date of these financial statements is still pending.

- In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/1117071) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. On November 4, 2014, the Seventh Regional Metropolitan Court ordered the Second Section of the Superior Court (file No. 4957/11-17-07-1/1827/14-S2-08-4) to issue a final judgment. As of the date of these financial statements, a final resolution is still pending.

- On July 10, 2015, the Local Treasury of Minatitlán, Veracruz determined that Pemex-Refining owed Ps. 2,531,040 for property taxes from 2010 to 2015 related to the "General Lázaro Cárdenas" refinery. Pemex-Refining filed an amparo against it (no. 863/2015-V) before the Juzgado Décimo de Distrito (Tenth District Court) in Veracruz, which was granted. A hearing is expected to be held on February, 2016. Pemex-Refining also filed an administrative claim against this it, which was admitted by the Court on August 6, 2015. The defendant filed a motion against this administrative claim due to the amparo filed by Pemex-Refining. This motion was denied. As of the date of these financial statements, a final resolution is still pending.

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,000. On April 2, 2013, the Court permitted an amendment to the claim. In addition, on April 9, 2013 a new claim was filed before the same Court (438/1211023) and the defendants requested that it be joined with the previous claim, which was granted

(Figures stated in thousands, except as noted)

on May 2, 2013. On August 20, 2014, these proceedings were sent to the Segunda Sección de la Sala Superior (Second Section of the Superior Court) of the Tax and Administrative Federal Court, which will issue a final judgment. On October 29, 2014, these proceedings were returned to the Second Regional Court to correct a procedural error. The procedural error was corrected and a new file was integrated, which will be sent to the Superior Court for its resolution. As of the date of these financial statements, a final judgment is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

NOTE 18. SUBSEQUENT EVENTS

During the period from January 1 to February 26, 2016, PEMEX participated in the following financing activities:

- On January 25, 2016, Petróleos Mexicanos increased its Medium-Term Notes program, Series C from U.S. $52,000,000 to U.S. $62,000,000.

- On January 27, 2016, Petróleos Mexicanos withdrew U.S. $130,000 of its syndicated contingency line credit.

- On January 29, 2016, Petróleos Mexicanos obtained a loan from a line of credit for Ps. 7,000,000, bearing interest at a floating rate linked to TIIE plus 0.55%, which matures on January 27, The loan was withdrew on February 5, 2015.

- On February 4, 2016, Petróleos Mexicanos issued U.S. $5,000,000, of debt securities under its Medium-Term Notes Program, Series C, in three tranches: (i) U.S. $750,000 of its 5.5% Notes due 2019; (ii) U.S. $1,250,000 of its 6.375% Notes due 2021; and (iii) U.S. $3,000,000 of its 6.875% Notes due 2026. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

(Figures stated in thousands, except as noted)

On February 26, 2016 the Mexican peso-U.S. dollar exchange rate was Ps. 18.2893 per U.S. dollar, which represents a 6.29% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2015, which was Ps. 17.2065 per U.S. dollar.

On February 26, 2016, the weighted average price of the crude oil exported by PEMEX was U.S. $27.01 per barrel. This represents a price decrease of approximately 1.32% as compared to the average price as of December 31, 2015, which was U.S. $27.37 per barrel.

As of February 26, 2016, PEMEX has valued and recorded the 20,724,331 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has decreased approximately 6.32%, from €10.12 per share as of December 31, 2015 to €9.48 per share as of February 26, 2016.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2015**

PETROLEOS MEXICANOS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSAND PESOS)

CONSOLIDATED

Final Printing

COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT	
				ACQUISITION COST	CURRENT VALUE
Deer Park Refining Limited	Refining Company	1	44.90	0	10,517,043
Gasoductos de Chihuahua, S. de R.L. de C.V.	Natural Gas Transportation	1	50.00	393,049	6,454,806
Petroquímica Mexicana de Vinilo, S.A. de C.V.	Multi Purpose Financial Entity	1	44.09	2,993,585	3,954,251
Sierritas Gas Pipeline LLC	Natural Gas Distribution	350	35.00	604,553	983,059
Compañía Mexicana de Exploraciones, S.A. de C.V.	Exploration Geologic Services	25,333,847	60.00	25,333	758,967
Frontera Brownsville, LLC	Operation of Wholesale Storage and	1	50.00	443,737	404,129
Otros - Neto		1	0	0	1,453,643
TOTAL INVESTMENT IN ASSOCIATES				4,460,257	24,525,898

NOTES

THE OWNERSHIP PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY SHOWS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO OWNERSHIP PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.
UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2015**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS																
FOREIGN TRADE																
SECURED																
APPLE BANK FOR SAV (1) (8)	YES	19/12/2007	25/06/2017								N/A	404,859	202,429	0	0	0
BANCO BILBAO VIZCA (1) (8)	YES	30/12/2010	30/12/2020								N/A	234,909	234,909	234,909	234,909	234,909
BANK OF AMERICA N. (1) (8)	YES	29/12/2011	30/03/2022								N/A	344,130	344,130	344,130	344,130	850,460
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017								N/A	404,859	202,429	0	0	0
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017								N/A	809,718	404,859	0	0	0
BNP PARIBAS (1) (8)	YES	14/12/2010	21/12/2020								N/A	688,260	688,260	688,260	688,260	688,260
CITIBANK INTERNATI (1) (8)	YES	22/12/2010	24/06/2019								N/A	834,402	834,402	834,402	417,201	0
CITIBANK NA (1) (8)	YES	30/09/2015	15/12/2025								N/A	860,325	860,325	860,325	860,325	5,158,927
CREDIT AGRICOLE CI (1) (8)	YES	30/11/2006	25/02/2017								N/A	56,904	28,452	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	30/09/2015	15/12/2025								N/A	817,309	817,309	817,309	817,309	4,901,081
EXPORT DEVELOPMENT (1) (7)	YES	21/03/2014	21/03/2018								N/A	0	0	5,161,346	0	0
EXPORT DEVELOPMENT (1) (8)	YES	18/07/2012	18/07/2017								N/A	0	5,156,250	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	08/11/2010	09/11/2020								N/A	860,325	860,325	860,325	860,325	860,325
EXPORT IMPORT BANK (1) (7)	YES	14/07/2009	20/12/2019								N/A	1,806,683	1,806,683	1,806,683	1,806,683	0
EXPORT IMPORT BANK (1) (7)	YES	28/12/2011	30/12/2021								N/A	516,195	258,098	774,293	516,195	1,032,182
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017								N/A	207,833	103,917	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017								N/A	8,506	4,253	0	0	0
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017								N/A	102,688	51,344	0	0	0
HSBC BANK PLC (1) (8)	YES	30/06/2010	22/07/2019								N/A	102,648	102,648	102,648	102,648	0
HSBC BANK PLC (1) (8)	YES	29/04/2010	31/03/2020								N/A	231,476	231,476	231,476	231,476	115,738
HSBC BANK PLC (1) (8)	YES	15/04/2010	15/04/2020								N/A	181,541	181,541	181,541	181,541	90,771
HSBC BANK PLC (1) (8)	YES	23/09/2011	30/06/2021								N/A	140,759	140,759	140,759	140,759	209,286
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016								N/A	151,822	0	0	0	0
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017								N/A	202,429	101,215	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017								N/A	74,351	37,175	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017								N/A	3,090	1,544	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017								N/A	402,137	201,067	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017								N/A	42,949	21,475	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017								N/A	179,494	89,739	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017								N/A	119,705	59,851	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017								N/A	12,567	6,283	0	0	0
JP MORGAN CHASE BA (1) (8)	YES	10/09/2008	20/06/2017								N/A	303,644	151,822	0	0	0

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
JP MORGAN CHASE BA (1) (8)	YES	28/09/2009	20/12/2019								N/A	148,298	148,298	148,298	148,298	0
JP MORGAN CHASE BA (1) (8)	YES	28/07/2009	20/12/2019								N/A	82,335	82,335	82,335	82,335	0
JP MORGAN CHASE BA (1) (8)	YES	26/08/2009	20/12/2019								N/A	285,562	285,562	285,562	285,562	0
JP MORGAN CHASE BA (1) (8)	YES	13/12/2010	21/12/2020								N/A	344,130	344,130	344,130	344,130	344,130
JP MORGAN CHASE BA (1) (8)	YES	23/12/2011	30/12/2021								N/A	688,260	688,260	688,260	688,260	1,364,091
JP MORGAN CHASE BA (1) (8)	YES	23/12/2011	30/12/2021								N/A	172,065	172,065	172,065	172,065	340,887
MIZUHO BANK LTD (1) (8)	YES	15/06/2009	14/12/2018								N/A	1,290,488	1,290,488	1,290,488	0	0
MIZUHO BANK LTD (1) (8)	YES	25/03/2010	24/03/2020								N/A	1,214,607	1,214,607	1,214,607	1,214,607	607,045
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016								N/A	24	0	0	0	0
SOCIETE GENERALE (1) (8)	YES	14/12/2010	21/12/2020								N/A	344,130	344,130	344,130	344,130	344,130
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017								N/A	425,882	212,941	0	0	0
SOCIETE GENERALE (1) (8)	YES	30/11/2005	13/02/2017								N/A	123,826	61,913	0	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017								N/A	237,032	118,516	0	0	0
SOCIETE GENERALE (1) (8)	YES	13/01/2010	13/02/2017								N/A	60,291	30,146	0	0	0
SOCIETE GENERALE (1) (8)	YES	13/12/2010	21/12/2020								N/A	344,130	344,130	344,130	344,130	344,130
THE EXPORT-IMPORT (1) (7)	YES	07/12/2005	13/02/2017								N/A	145,792	72,896	0	0	0
INT DEV NO PAG	NOT		31/12/2015								N/A	187,078	0	0	0	0
COMMERCIAL BANKS																
BANCO MERCANTIL DE (6) (11)	NOT	23/12/2014	19/03/2025		N/A	975,610	975,610	975,610	975,610	5,054,669						
BBVA BANCOMER SA (6) (11)	NOT	16/01/2015	15/01/2016		N/A	7,000,000	0	0	0	0						
BBVA BANCOMER SA (6) (11)	NOT	07/10/2015	29/09/2023		N/A	0	200,000	1,000,000	800,000	2,987,996						
BBVA BANCOMER SA (6) (11)	NOT	19/12/2014	02/01/2025		N/A	487,805	487,805	487,805	487,805	2,526,859						
BBVA BANCOMER SA (6) (11)	NOT	19/12/2014	02/01/2025		N/A	0	0	0	0	4,957,533						
BBVA BANCOMER SA (6) (11)	NOT	15/12/2015	15/03/2016		N/A	10,000,000	0	0	0	0						
BBVA BANCOMER SA (6) (11)	NOT	29/12/2015	29/03/2016		N/A	4,400,000	0	0	0	0						
BBVA BANCOMER SA (6) (11)	NOT	10/07/2015	07/07/2025		N/A	1,800,000	1,800,000	1,800,000	1,800,000	10,188,466						
HSBC MEXICO SA INS (6) (11)	NOT	29/12/2011	29/12/2016		N/A	1,161,285	0	0	0	0						
HSBC MEXICO SA INS (6) (11)	NOT	22/10/2015	14/10/2022		N/A	0	0	0	1,250,000	3,694,278						
HSBC MEXICO SA INS (6) (11)	NOT	29/07/2014	25/07/2024		N/A	2,600,000	2,600,000	2,600,000	2,600,000	12,240,784						
HSBC MEXICO SA INS (6) (11)	NOT	09/09/2014	25/07/2024		N/A	400,000	400,000	400,000	400,000	1,808,651						
NACIONAL FINANCIER (6) (7)	NOT	21/12/2012	21/12/2022		N/A	0	0	0	0	1,998,926						
INT DEV NO PAG	NOT		31/12/2015		N/A	471,191	0	0	0	0						
BANCOMEXT (1) (7)	YES	26/06/2003	02/07/2018								N/A	344,130	172,065	344,130	0	0
BBVA BANCOMER SA (1) (8)	YES	17/02/2015	17/02/2020								N/A	0	0	0	0	34,158,029
CREDIT AGRICOLE CI (1) (8)	YES	05/02/2015	15/02/2016								N/A	33,552,676	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2015**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
CREDIT AGRICOLE CI (1) (8)	YES	15/09/2015	19/02/2016								N/A	13,765,200	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	14/08/2015	19/02/2016								N/A	4,301,625	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	14/08/2015	19/02/2016								N/A	4,301,625	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	20/03/2014	29/02/2016								N/A	17,206,500	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	28/08/2015	29/02/2016								N/A	2,064,780	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	29/12/2011	29/12/2016								N/A	3,436,983	0	0	0	0
BANCO SANTANDER (1) (7)	NOT	04/08/2015	03/08/2018								N/A	0	0	4,301,625	0	0
NACIONAL FINANCIER (1) (8)	NOT	17/12/2014	18/12/2017								N/A	0	4,729,897	0	0	0
NACIONAL FINANCIER (1) (8)	NOT	14/12/2015	18/12/2017								N/A	0	1,927,128	0	0	0
BANAMEX (1) (7)	NOT	11/05/2011	11/05/2021								N/A	66,636	70,240	74,040	78,045	117,845
BANAMEX (1) (7)	NOT	12/03/2012	27/01/2022								N/A	63,712	66,393	68,997	71,707	158,526
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023								N/A	55,168	57,379	59,630	61,991	212,680
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023								N/A	55,168	57,379	59,630	61,991	212,680
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021								N/A	57,091	59,518	61,668	63,904	131,310
BBVA BANCOMER (1) (7)	NOT	14/02/2012	20/12/2021								N/A	64,170	66,517	68,913	71,399	147,075
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021								N/A	63,854	66,566	68,971	71,472	146,865
BBVA BANCOMER (1) (7)	NOT	14/02/2012	30/12/2021								N/A	57,031	59,557	61,692	63,864	131,346
BBVA BANCOMER (1) (7)	NOT	26/03/2013	30/12/2021								N/A	55,156	57,345	59,440	61,570	205,093
BBVA BANCOMER (1) (7)	NOT	07/06/2013	24/04/2023								N/A	55,062	57,338	59,311	61,520	216,433
INT DEV NO PAG	NOT		31/12/2015								N/A	81,186	0	0	0	0
OTHER																
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022								N/A	470,980	434,751	434,751	434,751	1,159,335
COPFS (1) (8)	YES	01/02/2005	31/07/2017								N/A	4,206,451	917,611	219,047	29,690	0
DEUTSCHE BANK MX (1) (7)	YES	28/11/2013	28/11/2023								N/A	226,811	237,113	247,882	259,141	1,159,730
F/1651 FIDEI YUNUEN (1) (7)	NOT	01/02/2015	01/01/2025								N/A	245,307	256,341	267,929	280,042	1,631,830
F/1659 FIDEI KUKULK (1) (7)	NOT	10/04/2015	01/03/2025								N/A	242,564	253,672	265,401	277,677	1,682,886
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018								N/A	140,442	151,958	122,092	0	0
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018								N/A	122,469	132,513	106,469	0	0
F TAPIAS MEXICO, SA (1) (7)	YES	23/10/2008	02/11/2018								N/A	139,002	150,460	162,863	0	0
F TAPIAS MEXICO, SA (1) (7)	YES	14/11/2008	11/10/2018								N/A	139,002	150,460	162,865	0	0
TOTAL BANKS					0	29,295,891	6,463,415	7,263,415	8,313,415	45,458,162	0	102,781,228	29,727,587	25,229,757	12,774,042	58,958,015

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2015**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX SA INS (6) (11)	NOT	15/03/2011	08/03/2016		N/A	9,989,838	0	0	0	0						
BANCO INVEX SA INS (6) (11)	NOT	03/10/2011	10/04/2017		N/A	0	6,965,393	0	0	0						
BANCO INVEX SA INS (6) (11)	NOT	25/06/2013	23/11/2017		N/A	0	2,503,488	0	0	0						
BANCO INVEX SA INS (6) (11)	NOT	22/03/2013	23/11/2017		N/A	0	2,499,151	0	0	0						
BANCO INVEX SA INS (6) (11)	NOT	29/11/2012	23/11/2017		N/A	0	11,464,497	0	0	0						
BANCO INVEX SA INS (6) (11)	NOT	30/09/2015	26/09/2018		N/A	0	0	1,356,138	0	0						
BANCO INVEX SA INS (6) (11)	NOT	11/09/2014	28/02/2019		N/A	0	0	0	5,003,571	0						
BANCO INVEX SA INS (6) (11)	NOT	09/12/2013	28/02/2019		N/A	0	0	0	1,096,940	0						
BANCO INVEX SA INS (6) (11)	NOT	30/01/2014	28/02/2019		N/A	0	0	0	1,993,555	0						
BANCO INVEX SA INS (6) (11)	NOT	02/07/2014	28/02/2019		N/A	0	0	0	1,499,840	0						
BANCO INVEX SA INS (6) (11)	NOT	19/09/2013	28/02/2019		N/A	0	0	0	4,995,592	0						
BANCO INVEX SA INS (6) (11)	NOT	27/11/2014	19/11/2020		N/A	0	0	0	0	4,995,343						
BANCO INVEX SA INS (6) (11)	NOT	11/02/2015	19/11/2020		N/A	0	0	0	0	4,256,341						
BANCO INVEX SA INS (6) (11)	NOT	16/07/2015	19/11/2020		N/A	0	0	0	0	646,168						
BANCO INVEX SA INS (6) (7)	NOT	08/02/2010	27/01/2020		N/A	0	0	0	0	10,064,778						
BANCO INVEX SA INS (6) (7)	NOT	07/12/2011	24/11/2021		N/A	0	0	0	0	20,528,910						
BANCO INVEX SA INS (6) (7)	NOT	26/09/2013	12/09/2024		N/A	0	0	0	0	57,394,603						
BANCO INVEX SA INS (6) (7)	NOT	27/11/2014	12/11/2026		N/A	0	0	0	0	31,023,696						
BANCO INVEX SA INS (7) (7)	NOT	08/02/2010	27/01/2020		N/A	0	0	0	0	4,318,678						
BANCO INVEX SA INS (7) (7)	NOT	03/10/2011	20/09/2021		N/A	0	0	0	0	3,510,964						
BANCO INVEX SA INS (7) (7)	NOT	30/01/2014	15/01/2026		N/A	0	0	0	0	17,390,636						
BANCO INVEX SA INS (7) (7)	NOT	29/11/2012	11/05/2028		N/A	0	0	0	0	3,874,988						
BANCO INVEX SA INS (7) (7)	NOT	30/09/2015	05/09/2035		N/A	0	0	0	0	6,115,464						
SCOTIA INVERLAT CA (6) (7)	YES	03/04/2009	28/03/2016		N/A	7,500,000	0	0	0	0						
SCOTIA INVERLAT CA (7) (13)	NOT	23/12/2004	05/12/2019		N/A	0	0	0	7,618,780	0						
SCOTIA INVERLAT CA (7) (13)	NOT	01/02/2005	05/12/2019		N/A	0	0	0	9,135,373	0						
INT DEV NO PAG	NOT		31/12/2015		N/A	2,611,335	0	0	0	0						
BNP PARIBAS (4) (7)	YES	08/12/2015	08/12/2020								N/A	0	0	0	0	10,391,550
CREDIT SUISSE (4) (7)	YES	10/04/2012	10/04/2019								N/A	0	0	0	5,200,092	0
DEUTSCHE BANK AG (1) (7)	YES	22/10/2007	01/03/2018								N/A	0	0	42,821,266	0	0
DEUTSCHE BANK AG (1) (7)	YES	14/11/2001	01/02/2022								N/A	0	0	0	0	2,757,256
DEUTSCHE BANK AG (1) (7)	YES	08/06/2005	15/06/2035								N/A	0	0	0	0	30,111,374

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2015**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
DEUTSCHE BANK AG (1) (7)	YES	04/06/2008	15/06/2038								N/A	0	0	0	0	8,546,469
DEUTSCHE BANK AG (2) (7)	YES	07/10/2009	09/01/2017								N/A	0	18,755,076	0	0	0
DEUTSCHE BANK AG (2) (7)	YES	17/08/2009	06/11/2017								N/A	0	3,758,316	0	0	0
DEUTSCHE BANK AG (2) (7)	YES	27/11/2013	27/11/2020								N/A	0	0	0	0	24,308,184
DEUTSCHE BANK AG (2) (7)	YES	21/04/2015	21/04/2022								N/A	0	0	0	0	18,661,117
DEUTSCHE BANK AG (2) (7)	YES	22/02/2005	24/02/2025								N/A	0	0	0	0	18,808,430
DEUTSCHE BANK AG (2) (7)	YES	16/04/2014	16/04/2026								N/A	0	0	0	0	18,707,282
DEUTSCHE BANK AG (2) (7)	YES	21/04/2015	21/04/2027								N/A	0	0	0	0	23,246,988
DEUTSCHE BANK AG (2) (7)	YES	06/11/2015	06/11/2030								N/A	0	0	0	0	1,760,734
DEUTSCHE BANK AG (3) (7)	YES	05/12/2002	05/12/2023								N/A	0	0	0	0	4,287,000
DEUTSCHE BANK AG (5) (7)	YES	02/06/2009	02/06/2022								N/A	0	0	0	0	8,885,951
DEUTSCHE BANK AG (8) (7)	YES	26/04/2012	26/04/2017								N/A	0	1,879,733	0	0	0
DEUTSCHE BANK TRUS (1) (7)	YES	01/04/1998	30/03/2018								N/A	0	0	2,010,476	0	0
DEUTSCHE BANK TRUS (1) (7)	YES	18/07/2013	18/07/2018								N/A	0	0	17,158,041	0	0
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2014	23/01/2019								N/A	0	0	0	8,596,678	0
DEUTSCHE BANK TRUS (1) (7)	YES	03/02/2009	03/05/2019								N/A	0	0	0	34,223,529	0
DEUTSCHE BANK TRUS (1) (7)	YES	05/02/2010	05/03/2020								N/A	0	0	0	0	17,121,665
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2015	23/07/2020								N/A	0	0	0	0	25,763,119
DEUTSCHE BANK TRUS (1) (7)	YES	21/07/2010	21/01/2021								N/A	0	0	0	0	51,753,919
DEUTSCHE BANK TRUS (1) (7)	YES	24/01/2012	24/01/2022								N/A	0	0	0	0	35,904,047
DEUTSCHE BANK TRUS (1) (7)	YES	30/01/2013	30/01/2023								N/A	0	0	0	0	36,034,976
DEUTSCHE BANK TRUS (1) (7)	YES	01/03/1993	01/12/2023								N/A	0	0	0	0	2,254,103
DEUTSCHE BANK TRUS (1) (7)	YES	18/07/2013	18/01/2024								N/A	0	0	0	0	25,690,146
DEUTSCHE BANK TRUS (1) (7)	YES	15/10/2014	15/01/2025								N/A	0	0	0	0	17,110,674
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2015	23/01/2026								N/A	0	0	0	0	25,728,165
DEUTSCHE BANK TRUS (1) (7)	YES	30/12/2004	15/09/2027								N/A	0	0	0	0	3,885,090
DEUTSCHE BANK TRUS (1) (7)	YES	18/09/1997	16/09/2027								N/A	0	0	0	0	1,758,986
DEUTSCHE BANK TRUS (1) (7)	YES	30/08/2010	15/06/2035								N/A	0	0	0	0	18,006,797
DEUTSCHE BANK TRUS (1) (7)	YES	02/06/2011	02/06/2041								N/A	0	0	0	0	51,730,457
DEUTSCHE BANK TRUS (1) (7)	YES	26/06/2012	27/06/2044								N/A	0	0	0	0	74,598,309
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2014	23/01/2045								N/A	0	0	0	0	51,235,343
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2015	23/01/2046								N/A	0	0	0	0	51,180,649
DEUTSCHE BANK TRUS (1) (7)	YES	28/09/2010	28/12/2046								N/A	0	0	0	0	17,189,391
DEUTSCHE BANK TRUS (1) (8)	YES	18/07/2013	18/07/2018								N/A	0	0	8,595,736	0	0
THE B NY MELLON (2) (7)	YES	05/08/2004	05/08/2016								N/A	15,987,166	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2015**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
PEMEX FINANCE (1) (7)	YES	27/07/1999	15/08/2017								N/A	860,325	645,244	0	0	0
PEMEX FINANCE (1) (7)	YES	14/12/1998	15/11/2018								N/A	1,075,406	1,075,406	1,075,406	0	0
INT DEV NO PAG	NOT		31/12/2015								N/A	14,929,322	0	0	0	0
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
CREDIT AGRICOLE CI (1) (7)	YES	26/07/2012	20/12/2022								N/A	688,260	688,260	688,260	688,260	2,056,520
CREDIT AGRICOLE CI (1) (7)	YES	06/07/2012	20/12/2022								N/A	688,260	688,260	688,260	688,260	2,056,050
CREDIT AGRICOLE CI (1) (7)	YES	06/07/2012	20/12/2022								N/A	688,260	688,260	688,260	688,260	2,056,205
SUMITOMO MITSUI BA (3) (8)	YES	19/09/2008	29/09/2020								N/A	0	0	0	0	9,145,600
WELLS FARGO NA (1) (7)	YES	04/11/2013	15/02/2024								N/A	602,228	602,228	602,228	602,228	2,703,140
WELLS FARGO NA (1) (7)	YES	19/09/2013	15/02/2024								N/A	688,260	688,260	688,260	688,260	3,088,895
WELLS FARGO NA (1) (7)	YES	20/10/2014	15/04/2025								N/A	860,325	860,325	860,325	860,325	4,718,988
WELLS FARGO NA (1) (7)	YES	31/07/2015	15/12/2025								N/A	903,341	903,341	903,341	903,341	5,400,920
WELLS FARGO NA (1) (8)	YES	30/09/2013	15/02/2024								N/A	1,290,488	1,290,488	1,290,488	1,290,488	5,467,686
WELLS FARGO NA (1) (8)	YES	14/10/2014	15/04/2025								N/A	860,325	860,325	860,325	860,325	4,716,057
INT DEV NO PAG	NOT		31/12/2015								N/A	208,410	0	0	0	0
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					0	20,101,173	23,432,529	1,356,138	31,343,651	164,120,569	0	40,330,376	33,383,522	78,930,672	55,290,046	718,828,232

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2015**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST																
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
PROVEEDORES	NOT				N/A	158,371,145										
TOTAL SUPPLIERS					0	158,371,145					0	0				
OTHER CURRENT AND NON-CURRENT LIABILITIES																
OTROS PASIVOS	NOT				N/A	40,021,432	1,361,550,103	0	0	0						
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	40,021,432	1,361,550,103	0	0	0	0	0	0	0	0	0
GENERAL TOTAL					0	247,789,641	1,391,446,047	8,619,553	39,657,066	209,578,731	0	143,111,604	63,111,109	104,160,429	68,064,088	777,786,247

NOTES

CURRENCIES		ACCOUNTING EXCHANGE RATE
(1) DOLLARS	DLL	17.2065
(2) EUROS	EUR	18.8084
(3) JAPANESE YEN	JPY	0.1429
(4) SWISS FRANCS	CHF	17.3487
(5) STERLING POUND	GBP	25.4983
(6) PESOS	MXP	1.0000
(7) UDIS	UDI	5.3811
(8) AUSTRALIAN DOLLAR	AUD	12.5538

TYPE OF RATE

(7) FIXED RATE

(8) LIBOR RATE

(9) FLOATING RATE

(10) DISCOUNT RATE

(11) TIIE RATE

NOTES

(12) CETES
(13) FIXED RATE (ZERO COUPON)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2015**

PETROLEOS MEXICANOS

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	
MONETARY ASSETS	39,014,500,255	67,131,164,138	2,503,085	43,069,332	67,174,233,470
CURRENT	39,014,500,056	67,131,160,714	2,503,060	43,068,902	67,174,229,616
NON CURRENT	199	3,424	25	430	3,854
LIABILITIES POSITION	52,969,622,954	911,421,817,357	112,308,457,111	188,995,615,385	1,100,417,432,742
CURRENT	52,921,566,360	910,594,931,566	112,298,738,355	188,828,389,613	1,099,423,321,179
NON CURRENT	48,056,594	826,885,791	9,718,756	167,225,772	994,111,563
NET BALANCE	-13,955,122,699	-844,290,653,219	-112,305,954,02	-188,952,546,053	-1,033,243,199,272

NOTES

FOREIGN CURRENCIES	EXCHANGE RATES	
(1) AMERICAN DOLLARS	USD	17.2065
(2) EUROS	EUR	18.8084
(3) JAPANESE YENS	JPY	0.1429
(4) SWISS FRANC	CHF	17.3487
(5) STERLING POUNDS	GBP	25.4983
(6) PESOS	MXP	1.0000
(7) UDIS	UDI	5.3811
(8) AUSTRALIAN DOLLARS	AUD	11.8864

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

NON-APLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCES OF "CERTIFICADOS BURSÁTILES" UNDER THE CORRESPONDING PROGRAM".

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2015**

PETROLEOS MEXICANOS

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME
(THOUSAND PESOS)

Final Printing

MAIN PRODUCTS OR PRODUCT LINE	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME					
PETROLEUM PRODUCTS	0	0	0		
FUEL OIL	112	25,089,081	100.00		CFE
DIESEL	385	162,607,570	100.00	PEMEX DIESEL	DISTRIBUITORS
L.P. GAS	278	78,194,021	0.00		DISTRIBUITORS
MAGNA SIN GASOLINE	638	273,609,537	100.00	PEMEX MAGNA	DISTRIBUITORS
PREMIUM GASOLINE	155	81,753,332	100.00	PEMEX PREMIUM	DISTRIBUITORS
JET FUEL	71	27,052,704	100.00		ASA
OTHER REFINED GASOLINE	67	12,267,535	100.00		DISTRIBUITORS
PETROCHEMICAL PRODUCTS:	0	0	0.00		
METHANE DERIVATES (A)	958	4,494,802	54.00		
ETHANE DERIVATES (B)	955	14,993,792	36.00		
AROMATICS AND DERIVATES (C)	240	3,578,847	31.00		
PROPYLENES AND DERIVATES (D)	76	3,798,642	3.00		
OTHER PETROCHEMICAL (E)	1,511	4,298,225	0.00		
DRY GAS	3,247	54,497,824	0.00		(F)
SERVICES INCOME	0	12,912,112	0		
EXPORT INCOME					
CRUDE OIL (TBD)	1,172	288,170,451	0	(G)	(H)
REFINED PRODUCTS (TBD)	199	24,378,650	0		(I)
PETROCHEMICAL PRODUCTOS (TT)	346	17,080,487	0		(I)
INCOME OF SUBSIDIARIES ABROAD					
OTC MARGINAL EFFECT	0	77,584,856	0		
TOTAL	**10,410**	**1,166,362,468**			

NOTES

TBD - THOUSAND BARRELS PER DAY

TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - DECEMBER 2015 WAS CONSIDERED.

(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.

(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET (AS OF SEPTEMBER 12, 2013, THE PAJARITOS PETROCHEMICAL COMPLEX WAS DIVESTED FROM PEMEX-PETROCHEMICALS).

(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE PLANTS ARE NOT IN OPERATION FOR AN INDEFINITE PERIOD OF TIME).

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME

(THOUSAND PESOS)

Final Printing

(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET.
(E) PEMEX-PETROCHEMICALS DOES NOT CONSIDER PARTICIPATION TO THE DOMESTIC MARKET OF "OTHER PRODUCTS", SINCE THEY ARE NOT WITHIN THE SCOPE OF THE "MAIN SELECTED PRODUCTS".
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALS (ISPAT).
(G) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JANUARY-DECEMBER 2015): 56.3% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHEREAS 21.0% WAS DISTRIBUTED TO EUROPE, 3.9% TO THE REST OF THE AMERICAN CONTINENT AND 18.7% TO THE FAR EAST.
(H) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE PERIOD FROM JANUARY-DECEMBER OF 2015 WAS 2.69%.
(I) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

CHARACTERISTICS OF THE SHARES

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0.00000	0	0	0	0	0	0	0
TOTAL			0	0	0	0	0	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

Risk Management

Risk Management and Financial Instruments

I. QUALITATIVE DISCLOSURE

1.1 POLICIES FOR THE USE OF DERIVATIVE FINANCIAL INSTRUMENTS

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated scheme for risk management, regulate the use of DFIs and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's current internal regulation. PEMEX has a Financial Risk Committee, which is a collegial body for consultation, opinion and decision on financial risk exposure, financial risk mitigation schemes and DFIs' negotiation.

Approved DFIs are mainly traded on the OTC (Over the Counter) market, however exchange traded instruments may also be used. In the case of PMI-TRD, the DFIs are traded on CME-Clearport. The different types of DFIs that PEMEX trades are described below, in the subsections corresponding to each hedged risk and related to the authorized markets.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outcoming cash flows related to its liabilities.

As part of the regulatory framework for financial risk management, PEMEX's credit risk guidelines establish the counterparties that are eligible to trading DFIs and other financial instruments.

In addition, the PMI Group has implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, PMI-TRD also has its own risk management subcommittee which supervises the trading of DFIs.

Given that DFIs in which PEMEX enters must be used only for risks mitigation purposes, namely, with economic hedging purpose, there is no VaR or some other market risk limit monitoring. However, according to the internal regulations, such monitoring could be implemented if deemed necessary.

In case of open exposure to market risk, PTRI's regulation includes VaR and Capital at Risk (CAR) limits.

PEMEX internally values its DFIs under standard methodologies, commonly applied in the financial markets; thereby PEMEX has no policies to designate a calculation or valuation agent.

PEMEX has credit guidelines for DFIs that Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals offers to its domestic customers, in which the guarantees management and the determination of credit lines is described. In the case of exchange traded DFIs, as is the case of PMI, are subject to the margin policies of the market itself, thereby PEMEX doesn't have an internal policy.

Contracts with which PEMEX enters into DFIs with financial counterparties do not consider collateral exchange; thereby PEMEX does not have policies about this subject.

PEMEX does not have an independent third party to review the above procedures; however, PEMEX has internal control processes that certify compliance with existing policies and guidelines for the use of DFIs.

1.2 DESCRIPTION ABOUT VALUATION TECHNIQUES

Fair value hierarchy

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 1 and 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

Fair Value of DFIs

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFIs portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 2 of the fair value hierarchy.

Given that PEMEX's hedges are cash flow hedges, the effectiveness thereof is maintained regardless of variations in the underlying assets or reference variables since, through time, asset flows are fully offset by the ones from liabilities. Therefore, is not necessary to measure or monitor the hedge effectiveness.

1.3 LIQUIDITY SOURCES

Liquidity Risk

The main internal source of liquidity comes from PEMEX operations. Additionally, through its debt planning and U.S. dollar selling operations, PEMEX currently preserves cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations. In addition, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk, these along with its debt, constitute the external sources of liquidity.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting horizons that consider each currency's cash flow requirements in order to preserve liquidity.

The PMI Group mitigates the liquidity risk within its companies through several mechanisms, the most important of which is the centralized treasury or "*in-house bank*". In addition, the companies in the PMI Group have access to bilateral credit lines from financial institutions as an external source of liquidity.

The companies in the PMI Group monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets.

1.4 CHANGES IN EXPOSURE TO MAIN RISKS DUE TO THE USE OF DFIs

Market Risk

(i) Interest Rate Risk

PEMEX is exposed to fluctuations in floating interest rate liabilities in some of its DFIs. PEMEX is exposed to *London Interbank Offered Rate* (LIBOR) and to Mexican peso *Tasa de Interés Interbancaria de Equilibrio* (TIIE).

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars.

Moreover, PEMEX makes investments in pesos and U.S. dollars in compliance with applicable internal regulations through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk. During the fourth quarter of 2015 no interest rate swap expired.

(ii) Exchange Rate Risk

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX's revenues from domestic sales of gasoline and diesel -net of the IEPS Tax-, petrochemicals, natural gas, and natural gas liquids are related to international U.S. dollar-denominated prices, except for domestic sales of liquefied petroleum gas (LPG), which are priced in pesos and represent less than 5% of PEMEX's revenues.

PEMEX's expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX's capital expenditure and operating expenses are established in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Although PEMEX seeks to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX's cost of funding due to the exposure to foreign exchange risk.

Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a risk mitigation strategy, used DFIs to swap this debt into U.S. dollars. In order to hedge inflation risk associated with debt denominated in UDIs, PEMEX swaps this debt into pesos, depending on market conditions. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currency risk other than pesos and U.S. dollars.

The currencies underlying these DFIs are the euro, Swiss franc, Japanese yen, Sterling pound and Australian dollar, which are each swapped against the U.S. dollar, and UDIs which are swapped against the peso. During the fourth quarter of 2015 one cross currency swap expired with a gain (loss) of $44,183.76, recognized under the concept of Derivative financial instruments (cost) income—net.

The PMI Group also faces market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of the companies that form the PMI Group have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, the companies in the PMI Group will from time to time enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company's functional currency.

Finally, a significant amount of PMI-TRD's income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI-TRD's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and certain related sales costs denominated in domestic currency.

PMI-TRD believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI-TRD may implement risk mitigation measures by entering into DFIs.

(iii) Hydrocarbon Price Risk

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to the fourth quarter of 2015.

In addition to supplying natural gas, Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals, offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals, enters into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transfers the related price risk derived from the DFI position held with Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals, to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals, is able to maintain its natural risk profile with negligible exposure to market risk, therefore it is not required to carry out VaR or some other market risk limit monitoring. During the fourth quarter of 2015, the expired DFIs were twenty three swaps and eleven options with domestic customers, while with financial counterparties were twenty three swaps and eleven options, with a gain of $ 5,153 recognized under the concept of Derivative financial instruments (cost) income—net.

Pemex-Gas and Basic Petrochemicals' domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism generates a risk exposure in the geographical areas where PEMEX sells imported LPG, as it is imported at a floating price and sold at a fixed price. During 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. During 2013 and 2014, Pemex-Gas and Basic Petrochemicals did not enter into any DFIs of this type. From the first to the fourth quarter of 2015, PEMEX entered into various swaps in order to hedge the risk arising from the variations in the import price of propane. These DFI were held over a portion of the total volume of importation and with maturity date as of December 31, 2015. During the fourth quarter of 2015, 122 of these DFIs expired with a net gain (loss) of Ps. (1,162,109) recognized under the concept of Derivative financial instruments (cost) income—net.

PMI-TDR faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results. During the fourth quarter of 2015, PMI -TRD closed twenty two DFIs positions listed in *CME-Clearport* related to commodities, with a profit of Ps. 1,298,619 recognized under the concept of Derivative financial instruments (cost) income—net. During the fourth quarter of 2015, PMI had twenty-seven margin calls, which accounted for a net flow of Ps. 732,221.

(iv) Risk Relating to the Portfolio of Third-Party Shares

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol, S.A. through its affiliate PMI-HBV. In order to protect that investment, PMI-HBV entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. All DFIs expired in 2014, 2013 and 2012, so there were no DFIs at the fourth quarter of 2015. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes.

As of December 31, 2015, PMI-HBV owned 20,724,331 Repsol, S.A. shares and P.M.I. Holdings Petróleos España, S.L. held one for a total of 20,724,332 shares. These have no related DFIs.

Counterparty or Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and calculates the credit risk exposure for its DFIs. In addition, eligible counterparties with which PEMEX enters into DFIs are major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "*recouponing*" provisions (pursuant to which the payments on the swaps are adjusted when the mark-to-market ("MtM") exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in nine cross-currency swaps from the first to the fourth quarter of 2015, these were used to hedge the exchange rate exposure to the euro and to the Australian dollar and during 2014, the thresholds were reached in three swaps which were used to hedge the exchange rate exposure to the euro and the Sterling Pound. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, "Fair Value Measurement", the fair value or MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs. There were no defaults during the fourth quarter of 2015.

Furthermore, by means of its credit guidelines for DFI operations, Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals, has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the volatility of natural gas prices.

In order to qualify for these DFIs, Pemex Industrial Transformations' customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement. DFIs with customers must be initially secured by guarantees (cash deposits, letters of credit or other collateral provisions, as required). The guarantees ensure fulfillment of the customer payment obligations under domestic master derivative agreement and / or a DFI or liquidation held with PTRI.

Since August 21, 2014, the credit guidelines from Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals separate the exempt and non-exempt customers based on a credit assessment provided in the credit guidelines, and must be approved by the credit committee in charge of granting exempt credit lines to customers that meet the credit requirements.

In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are cashed out, rights to guarantees are exercised and, if the guarantees total amount is insufficient to cover the fair value, natural gas supply is suspended until the payment is made.

PMI-TRD's credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through *CME-Clearport*.

Accounting standards applied and the impact on results

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for being designated as hedges, under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income—net" line item in the consolidated statement of comprehensive income.

As of December 31, 2015 and December 31, 2014, the net fair value of PEMEX's DFIs was Ps. (25,699,581) and Ps. (15,897,184), respectively. As of December31, 2015 and December 31, 2014, PEMEX did not have any DFIs designated as hedges.

As mentioned above, all of PEMEX's DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the "Derivative financial instruments (cost) income—net" line item.

For the periods ended December 31, 2015 and 2014, PEMEX recognized a net (loss) gain of Ps. (21,449,877) and Ps. (9,438,570), respectively, in the "Derivative financial instruments (cost) income—net" line item with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, according to its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX has determined that these agreements do not meet the criteria to generate an embedded derivative, therefor, for the periods ended December 31, 2015 and December 31, 2014, PEMEX has not recognized any effects in its consolidated statement of comprehensive income, due to embedded derivatives (foreign currency or index).

II. QUANTITATIVE DISCLOSURE

1.5 FAIR VALUE OF DFIs

The summary of PEMEX's current DFIs along with their fair value, is shown in section B. "Complement to Annex Derivative Financial Instruments".

1.6 SENSITIVITY ANALISIS

PEMEX DFIs are entered into with an economic hedging purpose, as they seek to fully mitigate market risk for specific flows or predetermined volumes, this as DFIs have the same characteristics (e.g. underlying, payment dates, amount, or volume) as the hedged position, but with the opposite exposure to the market risk factor. As a result of these mitigation strategies, PEMEX has a negligible sensitivity to the hedged market risk factors, so a sensitivity analysis it's considered unnecessary.

Given that PEMEX's hedges are cash flow hedges, the effectiveness thereof is maintained regardless of variations in the underlying assets or reference variables since, through time, asset flows are fully offset by the ones from liabilities. Therefore, is not necessary to measure or monitor the hedge effectiveness.

Natural Gas DFIs that Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals offers to its domestic customers are reported as transactions with trading purposes. However, such operations are fully compensated with the operations entered into with their financial counterparts through Mex Gas Supply, SL. Through this mechanism (back-to-back), Pemex Industrial Transformation, now instead of Pemex-Gas and Basic Petrochemicals maintains its natural risk profile, with a negligible market risk exposure, so a sensitivity analysis it's considered unnecessary, as well as to measure or monitor the hedge effectiveness.

Other DFIs seek to fix hydrocarbons prices, where the DFIs' underlying is the same as the one involved in the commercialization, so a sensitivity analysis it's considered unnecessary, as well as to measure or monitor the hedge effectiveness. It is noteworthy that the price fixing DFIs of PMI- TRD (crude and oil), are classified under cash and cash equivalents for accounting purposes due to its liquidity.

TABLE 1
Interest Rate and Currency Derivatives
(In thousands of pesos, except as noted, as of December 31, 2015)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2016	2017	2018	2019	2020	Después	
Interest Rate Swaps	Hedging	35,595,947	LIBOR USD 3M=0.6127%	LIBOR USD 3M=0.3250%	(117,646)	(476,610)	3,828,446	3,828,446	3,828,446	3,828,446	3,828,446	16,453,716	0
Currency Swaps	Hedging	227,809,715	MXN = 17.2065 1/EUR = 1.0931 1/GBP = 1.4819 JPY = 120.40938 UDI = 5.38118 CHF = 0.9918 AUD = 1.37061 Exchange rates against US dollar.	MXN = 17.0073 1/EUR = 1.1241 1/GBP = 1.5178 JPY = 119.81191 UDI = 5.30972 CHF = 0.9734 AUD = 1.43082 Exchange rates against US dollar.	(21,213,509)	(18,408,735)	887,184	31,448,111	0	21,758,707	58,582,358	115,133,356	0
Currency Swaps with credit linked options	Hedging	19,725,704	1/EUR = 1.0931 JPY = 120.40938 Exchange rates against US dollar.	1/EUR = 1.1241 JPY = 119.81191 Exchange rates against US dollar.	(4,021,654)	(3,495,595)	19,725,704	0	0	0	0	0	0

TABLE 2
Natural Gas Derivatives
(In thousands of pesos, except as noted, as of December 31, 2015)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2016	2017	2018	2019	2020	Después	
Long Swaps	Trading	4,787,325	2.13	2.56	(32,990)	(30,108)	3,154,691	1,142,042	490,592	0	0	0	0
Short Swaps	Trading	(4,787,325)	2.13	2.56	37,675	33,167	(3,154,691)	(1,142,042)	(490,592)	0	0	0	
European Call													
Long	Trading	5,463,950	2.13	2.56	5,426	17,655	4,584,000	642,200	234,000	3,750	0	0	
Short		(5,464,038)			(5,310)	(17,483)	(4,584,088)	(642,200)	(234,000)	(3,750)	0	0	

(1) Representative underlying asset value.

Portfolio that integrates position with national clients and inverse position with international counterparties, maintaining a negligible exposure to market risk.

TABLE 3
Propane Financial Derivatives
(In thousands of pesos, except as noted, as of December 31, 2015)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2016	2017	2018	2019	2020	Después	
Propane Swaps	Hedging	0.0	16.3	19.4	(276,553)	(461,574)	0	0	0	0	0	0	0

(1) Net Volume.
(2) Representative underlying asset value per barrel.

TABLE 4
Crude and Petroleum Products Financial Derivatives Clasified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity
(In thousands of pesos, except as noted, as of December 31, 2015)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered (3)
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2016	2017	2018	2019	2020	Después	

Futures	Hedging	0.0	0.0	48.4	(7,994)	8,036	0.0	0	0	0	0	0	N.A
Exchange Traded Swaps	Hedging	(6.2)	31.2	43.9	334,733	364,567	(6.2)	0	0	0	0	0	N.A

(1) Net Volume.

(2) Representative underlying asset value per barrel.

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps 527,272,407

TABLE 5
Financial Derivative Instruments from Treasury
(In thousands of pesos, except as noted, as of December 31, 2015)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value[1]		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2016	2017	2018	2019	2020	Después	
Over The Counter Interest Rate Swaps	Hedging	1,729,833	LIBOR USD 1M = 0.4295%	LIBOR USD 1M = 0.1930%	(75,019)	(96,194)	240,683	251,390	262,297	273,733	285,503	416,227	0

(1) Representative underlying asset value.

LIBOR USD 1m at date of reporting.

The information in these tables has been calculated using the exchange rates as ofSeptember 30, 2015 Ps. 17.0073 = US$1.00 and December 31, 2015 Ps. 17.2065 = US$1.00

The information in these tables has been calculated using the exchange rates as of September 30, 2015 Ps. 19.1179 = US$1.00 and December 31, 2015 Ps. 18.80843 = US$1.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: March 10, 2016

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
- activities relating to the generation of electrical energy;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico, including developments relating to the implementation of the laws that implement the new legal framework contemplated by the Energy Reform Decree;
- developments affecting the energy sector; and
- changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.